Exhibit 99.3
Management’s Responsibility for
Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

 /s/ Graham Shuttleworth

Graham Shuttleworth
Senior Executive Vice President
and Chief Financial Officer
February 14, 2023

Management’s Report on Internal Control over Financial Reporting
Barrick’s management is responsible for establishing and maintaining adequate internal control over financial reporting.

Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2022. Barrick’s Management used the Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2022.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2022 has been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, as stated in their report which is located on pages 113 - 116 of Barrick’s 2022 Annual Financial Statements.

BARRICK YEAR-END 2022	112

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barrick Gold Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Barrick Gold Corporation and its subsidiaries (together, the Company) as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in equity and cash flow for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J oB2
T: +1 416 863 1133, F: +1 416 365 8215

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit & Risk Committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessments for goodwill and other non-current assets
As described in Notes 2, 3, 10, 20 and 21 to the consolidated financial statements, the Company’s goodwill and other non-current assets are tested for impairment if there is an indicator of impairment, and in the case of goodwill annually, during the fourth quarter. Impairment assessments are conducted at the level of the cash generating unit (CGU), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment assessments. The Company’s goodwill and other non-current assets balances as of December 31, 2022 were $3.6 billion and $33.2 billion, respectively. Management estimated the recoverable amounts of the CGUs as the Fair Value Less Costs of Disposal (FVLCD) using discounted estimates of future cash flows derived from the life of mine (LOM) plans, estimated fair values of mineral resources outside LOM plans and the application of a specific Net Asset Value (NAV) multiple for each CGU, where applicable. Management’s estimates of the FVLCD of the CGUs included significant assumptions with respect to future metal prices, operating and capital costs, weighted average costs of capital, NAV multiples, future production levels, including mineral reserves and mineral resources, and the fair value of mineral resources outside LOM plans, where applicable. Management’s estimates of future production levels, including mineral reserves and mineral resources, and the fair value of mineral resources outside LOM plans, are based on information compiled by qualified persons (management’s specialists).

The principal considerations for our determination that performing procedures relating to the impairment assessments for goodwill and other non-current assets is a critical audit matter are (i) the significant judgment by management, including the use of management’s specialists, in estimating the FVLCD of the CGUs; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions with respect to future metal prices, operating and capital costs, weighted average costs of capital, NAV multiples, future production levels, including mineral reserves and mineral resources, and the fair value of mineral resources outside LOM plans, where applicable; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessments for goodwill and other non-current assets, including controls over the significant assumptions used in management’s estimates of the FVLCD of the CGUs. These procedures also included, among others, testing management’s process for estimating the FVLCD of the CGUs with goodwill and for each CGU where there is an indicator of impairment; evaluating the appropriateness of the methods and discounted cash flow models used; testing the completeness and accuracy of underlying data used in the models and evaluating the reasonableness of the significant assumptions used by management in the estimates of FVLCD. Evaluating the reasonableness of the significant assumptions used by management in the estimates of FVLCD with respect to future metal prices, operating and capital costs and NAV multiples involved (i) comparing future metal prices to external industry data; (ii) comparing operating and capital costs to recent actual operating and capital costs incurred and assessing whether these assumptions were consistent with evidence obtained in other areas of the audit, where appropriate; and (iii) comparing NAV multiples to evidence of value from comparable market information. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of future production levels, including mineral reserves and mineral resources, and the fair value of mineral resources outside LOM plans for certain CGUs. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management’s specialists, tests of data used by management’s specialists and an evaluation of management’s specialists’ findings. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the methods and discounted cash flow models and the reasonableness of the weighted average costs of capital and NAV multiple assumptions.

Uncertain tax positions
As described in Notes 2, 3, 30 and 35 to the consolidated financial statements, the Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently than the Company. As disclosed by management, the Company operates in certain jurisdictions where tax legislation and interpretation is developing and there is a risk that fiscal reforms could impact existing investments. Management is required to assess uncertainties and make significant judgments when assessing the outcome and amounts recorded for uncertain tax positions. If actual results are significantly different from the Company’s assessments, this could necessitate future adjustments to tax income and expense already recorded.

The principal considerations for our determination that performing procedures relating to uncertain tax positions is a critical audit matter are (i) the significant judgment by management when assessing the outcome and amounts recorded for uncertain tax positions, which include a high degree of estimation uncertainty; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s timely identification, recognition and accurate measurement of uncertain tax positions; (iii) the evaluation of audit evidence available to support the amounts recorded for uncertain tax positions is complex and resulted in significant auditor judgment as the nature of the evidence is often highly subjective; and (iv) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification and recognition of the amounts recorded for uncertain tax positions, controls addressing the completeness of the uncertain tax positions, and controls over the measurement of the amounts recorded, as well as consolidated financial statement disclosures. These procedures also included, among others, testing the information used in the calculations of the amounts recorded for uncertain tax positions; testing the calculations of the amounts recorded for uncertain tax positions by jurisdiction, including management’s assessment of the technical merits of tax positions; testing the completeness of management’s assessment of both the identification of uncertain tax positions and possible outcomes of each uncertain tax position by reading correspondence with taxation authorities; and evaluating the related disclosures in the consolidated financial statements. Professionals with specialized skill and knowledge were used to assist in evaluating the status and results of income tax assessments, including obtaining and reading external legal advice related to management’s positions, where applicable. These professionals with specialized skill and knowledge were also used to assist in evaluating the completeness and measurement of the Company’s uncertain tax positions, including evaluating the reasonableness of management’s assessment of whether tax positions are probable of being accepted by the taxation authority, the application of relevant tax legislation and estimated interest and penalties.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 14, 2023

We have served as the Company’s auditor since at least 1982. We have not been able to determine the specific year we began serving as auditor of the Company.

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Consolidated Statements of Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars, except per share data)	2022	2021
Revenue (notes 5 and 6)	$11,013	$11,985
Costs and expenses (income)
Cost of sales (notes 5 and 7)	7,497	7,089
General and administrative expenses (note 11)	159	151
Exploration, evaluation and project expenses (notes 5 and 8)	350	287
Impairment charges (reversals) (notes 10 and 21)	1,671	(63)
Loss on currency translation	16	29
Closed mine rehabilitation (note 27b)	(136)	18
Income from equity investees (note 16)	(258)	(446)
Other (income) expense (note 9)	(268)	(67)
Income before finance items and income taxes	1,982	4,987
Finance costs, net (note 14)	(301)	(355)
Income before income taxes	1,681	4,632
Income tax expense (note 12)	(664)	(1,344)
Net income	$1,017	$3,288
Attributable to:
Equity holders of Barrick Gold Corporation	$432	$2,022
Non-controlling interests (note 32)	$585	$1,266
Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation (note 13)
Net income
Basic	$0.24	$1.14
Diluted	$0.24	$1.14
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2022	117	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements
of Comprehensive Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2022	2021
Net income	$1,017	$3,288
Other comprehensive income (loss), net of taxes
Items that may be reclassified subsequently to profit or loss:
Realized losses on derivatives designated as cash flow hedges, net of tax $nil and $nil	1	3
Currency translation adjustments, net of tax $nil and $nil	1	2
Items that will not be reclassified to profit or loss:
Actuarial gain on post-employment benefit obligations, net of tax $nil and ($1)	8	2
Net change in value of equity investments, net of tax ($7) and $8	39	(44)
Total other comprehensive income (loss)	49	(37)
Total comprehensive income	$1,066	$3,251
Attributable to:
Equity holders of Barrick Gold Corporation	$481	$1,985
Non-controlling interests	$585	$1,266
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2022	118	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements of Cash Flow

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)	2022	2021
OPERATING ACTIVITIES
Net income	$1,017	$3,288
Adjustments for the following items:
Depreciation	1,997	2,102
Finance costs (note 14)[1]	301	355
Net impairment charges (reversals) (notes 10 and 21)	1,671	(63)
Income tax expense (note 12)	664	1,344
Income from investment in equity investees (note 16)	(258)	(446)
Loss on currency translation	16	29
Gain on sale of non-current assets (note 9)	(405)	(213)
Change in working capital (note 15)	(322)	(273)
Other operating activities (note 15)	(217)	(203)
Operating cash flows before interest and income taxes	4,464	5,920
Interest paid	(305)	(303)
Interest received[1]	89	35
Income taxes paid[2]	(767)	(1,274)
Net cash provided by operating activities	3,481	4,378
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(3,049)	(2,435)
Sales proceeds	88	35
Divestitures (note 4)	—	27
Investment (purchases) sales	381	(46)
Dividends received from equity method investments (note 16)	869	520
Shareholder loan repayments from equity method investments (note 16)	—	2
Net cash used in investing activities	(1,711)	(1,897)
FINANCING ACTIVITIES
Lease repayments	(20)	(20)
Debt repayments	(375)	(7)
Dividends (note 31)	(1,143)	(634)
Return of capital (note 31)	—	(750)
Share buyback program (note 31)	(424)	—
Funding from non-controlling interests (note 32)	—	12
Disbursements to non-controlling interests (note 32)	(833)	(1,104)
Other financing activities (note 15)	191	115
Net cash used in financing activities	(2,604)	(2,388)
Effect of exchange rate changes on cash and equivalents	(6)	(1)
Net increase (decrease) in cash and equivalents	(840)	92
Cash and equivalents at beginning of year (note 25a)	5,280	5,188
Cash and equivalents at the end of year	$4,440	$5,280
1 2021 figures have been restated to present the change in presentation to present interest received ($35 million) separately from finance costs.
2 Income taxes paid excludes $126 million (2021: $69 million) of income taxes payable that were settled against offsetting VAT receivables.

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2022	119	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Balance Sheets

Barrick Gold Corporation	As at December 31, 2022	As at December 31, 2021
(in millions of United States dollars)
ASSETS
Current assets
Cash and equivalents (note 25a)	$4,440	$5,280
Accounts receivable (note 18)	554	623
Inventories (note 17)	1,781	1,734
Other current assets (note 18)	1,690	612
Total current assets	8,465	8,249
Non-current assets
Non-current portion of inventory (note 17)	2,819	2,636
Equity in investees (note 16)	3,983	4,594
Property, plant and equipment (note 19)	25,821	24,954
Intangible assets (note 20a)	149	150
Goodwill (note 20b)	3,581	4,769
Deferred income tax assets (note 30)	19	29
Other assets (note 22)	1,128	1,509
Total assets	$45,965	$46,890
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (note 23)	$1,556	$1,448
Debt (note 25b)	13	15
Current income tax liabilities	163	285
Other current liabilities (note 24)	1,388	338
Total current liabilities	3,120	2,086
Non-current liabilities
Debt (note 25b)	4,769	5,135
Provisions (note 27)	2,211	2,768
Deferred income tax liabilities (note 30)	3,247	3,293
Other liabilities (note 29)	1,329	1,301
Total liabilities	14,676	14,583
Equity
Capital stock (note 31)	28,114	28,497
Deficit	(7,282)	(6,566)
Accumulated other comprehensive (loss) income	26	(23)
Other	1,913	1,949
Total equity attributable to Barrick Gold Corporation shareholders	22,771	23,857
Non-controlling interests (note 32)	8,518	8,450
Total equity	31,289	32,307
Contingencies and commitments (notes 2, 17, 19 and 36)
Total liabilities and equity	$45,965	$46,890
The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

/s/ Mark Bristow	/s/ J. Brett Harvey

Mark Bristow, Director	J. Brett Harvey, Director

BARRICK YEAR-END 2022	120	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the Company
(in millions of United States dollars)	Common Shares (in thousands)	Capital stock	Deficit	Accumulated other comprehensive (loss) income[1]	Other[2]	Total equity attributable to shareholders	Non-controlling interests	Total equity
At January 1, 2022	1,779,331	$28,497	($6,566)	($23)	$1,949	$23,857	$8,450	$32,307
Net income	—	—	432	—	—	432	585	1,017
Total other comprehensive income	—	—	—	49	—	49	—	49
Total comprehensive income	—	$—	$432	$49	$—	$481	$585	$1,066
Transactions with owners
Dividends (note 31)	—	—	(1,143)	—	—	(1,143)	—	(1,143)
Reko Diq reconstitution (note 4)	—	—	—	—	—	—	329	329
Disbursements to non-controlling interests (note 32)	—	—	—	—	—	—	(846)	(846)
Dividend reinvestment plan (note 31)	269	5	(5)	—	—	—	—	—
Share buyback program (note 31)	(24,250)	(388)	—	—	(36)	(424)	—	(424)
Total transactions with owners	(23,981)	($383)	($1,148)	$—	($36)	($1,567)	($517)	($2,084)
At December 31, 2022	1,755,350	$28,114	($7,282)	$26	$1,913	$22,771	$8,518	$31,289

At January 1, 2021	1,778,190	$29,236	($7,949)	$14	$2,040	$23,341	$8,369	$31,710
Net income	—	—	2,022	—	—	2,022	1,266	3,288
Total other comprehensive loss	—	—	—	(37)	—	(37)	—	(37)
Total comprehensive income (loss)	—	$—	$2,022	($37)	$—	$1,985	$1,266	$3,251
Transactions with owners
Dividends (note 31)	—	—	(634)	—	—	(634)	—	(634)
Return of capital (note 31)	—	(750)	—	—	—	(750)	—	(750)
Acquisition of South Arturo non-controlling interest (note 4)	—	—	—	—	(85)	(85)	(86)	(171)
Issued on exercise of stock options	50	—	—	—	—	—	—	—
Funding from non-controlling interests (note 32)	—	—	—	—	—	—	12	12
Disbursements to non-controlling interests (note 32)	—	—	—	—	—	—	(1,111)	(1,111)
Dividend reinvestment plan (note 31)	192	5	(5)	—	—	—	—	—
Share-based payments	899	6	—	—	(6)	—	—	—
Total transactions with owners	1,141	($739)	($639)	$—	($91)	($1,469)	($1,185)	($2,654)
At December 31, 2021	1,779,331	$28,497	($6,566)	($23)	$1,949	$23,857	$8,450	$32,307
1 Includes cumulative translation adjustments as at December 31, 2022: $93 million loss (December 31, 2021: $94 million loss).
2 Includes additional paid-in capital as at December 31, 2022: $1,875 million (December 31, 2021: $1,911 million).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2022	121	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Notes to Consolidated Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, SAR, TZS, XOF, ZAR, and ZMW are to Australian dollars, Argentine pesos, Canadian dollars, Chilean pesos, Dominican pesos, Euros, British pound sterling, Papua New Guinea kina, Saudi riyal, Tanzanian shilling, West African CFA franc, South African rand, and Zambian kwacha, respectively.

1 ■ Corporate Information

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. Barrick shares trade on the New York Stock Exchange under the symbol GOLD and the Toronto Stock Exchange under the symbol ABX. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.
We have ownership interests in producing gold mines that are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of Congo, the Dominican Republic, Mali, Tanzania and the United States. Our mine in Papua New Guinea was placed on care and maintenance in April 2020. We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have various projects located throughout the Americas, Asia and Africa.

2 ■ Material Accounting Policy Information

a) Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accounting policies are consistently applied to all years presented, unless otherwise stated. These consolidated financial statements were approved for issuance by the Board of Directors on February 14, 2023.

b) Basis of Preparation
These consolidated financial statements include the accounts of Barrick, its subsidiaries, its share of joint operations (“JO”) and its equity share of joint ventures (“JV”). For non wholly-owned, controlled subsidiaries, profit or loss for the period that is attributable to non-controlling interests is typically calculated based on the ownership of the minority shareholders in the subsidiary.

BARRICK YEAR-END 2022	122	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Outlined below is information related to our joint arrangements and entities other than 100% owned Barrick subsidiaries at December 31, 2022:

	Place of business	Entity type	Economic interest[1]	Method[2]
Nevada Gold Mines[3,4]	United States	Subsidiary	61.5%	Consolidation
North Mara[3,5]	Tanzania	Subsidiary	84%	Consolidation
Bulyanhulu[3,5]	Tanzania	Subsidiary	84%	Consolidation
Buzwagi[3,5]	Tanzania	Subsidiary	84%	Consolidation
Loulo-Gounkoto[3]	Mali	Subsidiary	80%	Consolidation
Tongon[3]	Côte d’Ivoire	Subsidiary	89.7%	Consolidation
Pueblo Viejo[3]	Dominican Republic	Subsidiary	60%	Consolidation
Reko Diq Project[3,6]	Pakistan	Subsidiary	50%	Consolidation
Norte Abierto Project	Chile	JO	50%	Our share
Donlin Gold Project	United States	JO	50%	Our share
Porgera Mine[7,8]	Papua New Guinea	JO	47.5%	Our share
Veladero	Argentina	JO	50%	Our share
Kibali[9]	Democratic Republic of Congo	JV	45%	Equity Method
Jabal Sayid[9]	Saudi Arabia	JV	50%	Equity Method
Zaldívar[9]	Chile	JV	50%	Equity Method
1Unless otherwise noted, all of our JOs are funded by contributions made by the parties sharing joint control in proportion to their economic interest.
2For our JOs, we recognize our share of any assets, liabilities, revenues and expenses of the JO.
3We consolidate our interests in Carlin, Cortez, Turquoise Ridge, Phoenix, Long Canyon, North Mara, Bulyanhulu, Buzwagi, Loulo-Gounkoto, Tongon, Pueblo Viejo and the Reko Diq project and record a non-controlling interest for the interest that we do not own.
4Included within our 61.5% interest in Carlin is Nevada Gold Mines’ (“NGM”) 60% interest in South Arturo. On September 7, 2021, NGM announced it had entered into an Exchange Agreement with i-80 Gold to acquire the 40% interest in South Arturo that NGM did not already own in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure. The exchange transaction closed on October 14, 2021, bringing Barrick’s ownership of South Arturo to 61.5%.
5The Government of Tanzania receives half of the economic benefits from the Tanzanian operations (Bulyanhulu, Buzwagi and North Mara) from taxes, royalties, clearing fees and participation in all cash distributions made by the mines, after the recoupment of capital investments. Earnings are recorded proportionally based on our equity interests each period in accordance with the terms of the agreement with the Government of Tanzania.
6On December 15, 2022, we completed the reconstitution of the Reko Diq project, bringing Barrick’s interest in the joint operation from 37.5% (equity method) to 50% (consolidated subsidiary). Refer to note 4 for further details.
7We have joint control given that decisions about relevant activities require unanimous consent of the parties to the joint operation.
8We recognize our share of Porgera on a 47.5% interest basis, reflecting Barrick’s undisputed ownership position prior to April 24, 2020, and the ownership position Barrick is asserting in its legal proceedings in the Papua New Guinea (“PNG”) court. On August 16, 2019, the special mining lease (the “SML”) at Porgera was terminated and on April 24, 2020, the PNG government indicated that the SML would not be extended. On April 9, 2021, the PNG government and Barrick Nuigini Limited (“BNL”), the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine under a binding Framework Agreement. The Framework Agreement was replaced by the more detailed Porgera Project Commencement Agreement (“PPCA)”, which became effective on February 3, 2022. Under the terms of the binding PPCA, ownership of Porgera will be held in a new joint venture owned 51% by PNG stakeholders and 49% by BNL or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick expects to hold a 24.5% interest in the Porgera mine following the implementation of the PPCA. BNL will retain operatorship of the mine. The parties are working towards the signing of definitive agreements, at which time, full mine recommencement work will begin. For additional information, see note 35.
9Barrick has commitments of $558 million relating to its interest in the joint ventures, including purchase obligations disclosed in note 17 and capital commitments disclosed in note 19.

c) Business Combinations
On the acquisition of a business, the acquisition method of accounting is used.

d) Foreign Currency Translation
The functional currency of all of our operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:
▪Property, plant and equipment (“PP&E”), intangible assets and equity method investments using the rates at the time of acquisition;
▪Fair value through other comprehensive income (“FVOCI”) equity investments using the closing exchange rate as at the balance sheet date with translation gains and losses permanently recorded in Other Comprehensive Income (“OCI”);
▪Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in income tax expense;
▪Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other income/expense; and
▪Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

BARRICK YEAR-END 2022	123	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
e) Revenue Recognition
We sell our production in the world market through the following distribution channels: gold bullion is sold in the gold spot market, to independent refineries or to our non-controlling interest holders; and gold and copper concentrate is sold to independent smelting or trading companies.

Gold Bullion Sales
Gold bullion is sold primarily in the London spot market. The sale price is fixed on the date of sale based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes.

Concentrate Sales
Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be determined. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, which result in the existence of an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income and presented separately in note 6 of these consolidated financial statements.

Streaming Arrangements
As the deferred revenue on streaming arrangements is considered variable consideration, an adjustment is made to the transaction price per unit each time there is a change in the underlying production profile of a mine (typically in the fourth quarter of each year). The change in the transaction price per unit results in a cumulative catch-up adjustment to revenue in the period in which the change is made, reflecting the new production profile expected to be delivered under the streaming agreement. A corresponding cumulative catch-up adjustment is made to accretion expense, reflecting the impact of the change in the deferred revenue balance.

f) Exploration and Evaluation
Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.
Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of; (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, pre-feasibility and final feasibility studies.
Exploration and evaluation expenditures are expensed as incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures. Once the technical feasibility and commercial viability of a program or project has been demonstrated with a pre-feasibility study, and we have recognized reserves in accordance with the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects, we account for future expenditures incurred in the development of that program or project in accordance with our policy for Property, Plant and Equipment, as described in note 2l.

g) Production Stage
A mine that is under construction is determined to enter the production stage when the project is in the location and condition necessary for it to be capable of operating in the manner intended by management. We use the following factors to assess whether these criteria have been met: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of commissioning and testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.
When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit, underground mine development or expenditures that meet the criteria for capitalization in accordance with IAS 16 Property, Plant and Equipment.

h) Taxation
Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.
Deferred tax is recognized using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below.
Deferred income tax liabilities are recognized for all taxable temporary differences, except:
•Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and
•In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint arrangements, where the timing of the reversal of the

BARRICK YEAR-END 2022	124	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred income tax assets are recognized for all deductible temporary differences and the carry forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax assets and unused tax losses can be utilized, except:
•Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and
•In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.
Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.
Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the income statement.
The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently than the Company. Tax liabilities for uncertain tax positions are adjusted by the Company to reflect its best estimate of the probable outcome of assessments and in light of changing facts and circumstances, such as the completion of a tax audit, expiration of a statute of limitations, the refinement of an estimate, and interest accruals associated with the uncertain tax positions until they are resolved. Some of these adjustments require significant judgment in estimating the timing and amount of any additional tax expense.

Royalties and Special Mining Taxes
Income tax expense includes the cost of royalties and special mining taxes payable to governments that are calculated based on a percentage of taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation.

Indirect Taxes
Indirect tax recoverable is recorded at its undiscounted amount, and is disclosed as non-current if not expected to be recovered within twelve months.

i) Other Investments
Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as FVOCI pursuant to the irrevocable election available in IFRS 9 for these instruments. FVOCI equity investments are recorded at fair value with all realized and unrealized gains and losses recorded permanently in OCI. Warrant investments are classified as fair value through profit or loss (“FVPL”).

j) Inventory
Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form and sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form. The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold/copper in saleable form.
Metal inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises: direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on PP&E including capitalized stripping costs; and an allocation of general and administrative costs. As ore is removed for processing, costs are removed based on the average cost per ounce/pound in the stockpile. Net realizable value is determined with reference to relevant market prices less applicable variable selling and downstream processing costs. Inventory provisions are reversed to reflect subsequent improvements in net realizable value where the inventory is still on hand.
Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items. Provisions are recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete.

k) Royalties
Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (“NSR”) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Royalty expense is recorded on completion of the production or sales process in cost of sales. Other types of royalties include:
•Net profits interest (“NPI”) royalty to a party other than a government,
•Modified NSR royalty,
•Net smelter return sliding scale (“NSRSS”) royalty,
•Gross proceeds sliding scale (“GPSS”) royalty,

BARRICK YEAR-END 2022	125	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
•Gross smelter return (“GSR”) royalty,
•Net value (“NV”) royalty,
•Land tenement (“LT”) royalty, and a
•Gold revenue royalty.

l) Property, Plant and Equipment

Estimated useful lives of Major Asset Categories

Buildings, plant and equipment	1 - 38 years
Underground mobile equipment	3 - 7 years
Light vehicles and other mobile equipment	1 - 7 years
Furniture, computer and office equipment	1 - 7 years

Buildings, Plant and Equipment
At acquisition, we record buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges.
Buildings, plant and equipment are depreciated on a straight-line basis over their expected useful life, which commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use, they are measured at cost less accumulated depreciation and applicable impairment losses.
Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is recapitalized as development costs attributable to the related asset.

Mineral Properties
Mineral properties consist of: the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; underground mine development costs; open pit mine development costs; capitalized exploration and evaluation costs; and capitalized interest. In addition, we incur project costs which are generally capitalized when the expenditures result in a future benefit.

i) Acquired Mining Properties
On acquisition of a mining property, we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, mineral resources and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the acquisition is depreciated on a units of production (“UOP”) basis whereby the denominator is the proven and probable reserves and the portion of mineral resources considered to be probable of economic extraction based on the current life of mine (“LOM”) plan that benefit from the development and are considered probable of economic extraction. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the acquisition is not subject to depreciation until the resources become probable of economic extraction in the future. The estimated fair value attributable to exploration licenses is recorded as an intangible asset and is not subject to depreciation until the property enters production.

ii) Underground Mine Development Costs
At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.
Capitalized underground development costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

iii) Open Pit Mine Development Costs
In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.
Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is extracted, after which time such costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to PP&E. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of minerals mined versus total ounces in ore expected over the LOM; (2) the amount of ore tonnes mined versus total LOM expected ore tonnes mined; (3) the current stripping ratio versus the strip ratio expected over the LOM; and (4) the ore grade mined versus the grade expected over the LOM.
Stripping costs incurred during the production stage of an open pit are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit. Production phase stripping costs generate a future economic benefit when the related stripping activity: (1) improves access to a component of the ore body to be mined in the future; (2) increases the fair value of the mine (or open pit) as access to future mineral reserves becomes less costly; and (3) increases the productive capacity or extends the productive life of the mine (or open pit). Production phase stripping costs that are expected to generate a future economic benefit are capitalized as open pit mine development costs.
Capitalized open pit mine development costs are depreciated on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered

BARRICK YEAR-END 2022	126	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
probable of economic extraction based on the current LOM plan that benefit from the development and are considered probable of economic extraction.

Construction-in-Progress
Assets under construction are capitalized as construction-in-progress until the asset is available for use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project. Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E. Construction-in-progress also includes deposits on long lead items. Construction-in-progress is not depreciated. Depreciation commences once the asset is complete, commissioned and available for use.

Capitalized Interest
We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest costs are considered an element of the cost of the qualifying asset which is determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.

m) Impairment (and Reversals of Impairment) of Non-Current Assets
We review and test the carrying amounts of PP&E and intangible assets with finite lives when an indicator of impairment is considered to exist. Impairment assessments on PP&E and intangible assets are conducted at the level of the cash generating unit (“CGU”), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment testing.
The recoverable amount of a CGU is the higher of Value in Use (“VIU”) and Fair Value Less Costs of Disposal (“FVLCD”). We have determined that the FVLCD is greater than the VIU amounts and is therefore used as the recoverable amount for impairment testing purposes. An impairment loss is recognized for any excess of the carrying amount of a CGU over its recoverable amount where both the recoverable amount and carrying value include the associated other assets and liabilities, including taxes where applicable, of the CGU. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss related to a CGU is allocated to the carrying amount of the assets of the CGU on a pro rata basis based on the carrying amount of its non-monetary assets.

Impairment Reversal
An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the CGU’s recoverable amount since the last impairment loss was recognized. This reversal is recognized in the consolidated statements of income and is limited to the carrying value that would have been determined, net of any depreciation where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD. We have determined that the FVLCD is greater than the VIU amounts and is therefore used as the recoverable amount for impairment testing purposes.

n) Intangible Assets
On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration licenses acquired, including the fair value attributable to mineral resources, if any, of that property. The fair value of the exploration license is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E.
We also have water rights associated with our mineral properties. Upon acquisition, they are measured at initial cost and are depreciated when they are being used. They are also subject to impairment testing when an indicator of impairment is considered to exist.

o) Goodwill
Goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. At the date of acquisition, goodwill is assigned to the CGU or group of CGUs that is expected to benefit from the synergies of the business combination. For the purposes of impairment testing, goodwill is allocated to the Company’s operating segments, which are our individual minesites, and corresponds to the level at which goodwill is internally monitored by the Chief Operating Decision Maker (“CODM”). Goodwill impairment charges are not reversible.

p) Debt
Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally received and the redemption value of the debt is recognized in the consolidated statements of income over the period to maturity using the effective interest method.

q) Environmental Rehabilitation Provision
Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation. Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and

BARRICK YEAR-END 2022	127	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Abnormal costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event that gives rise to an obligation occurs and reliable estimates of the required rehabilitation costs can be made.
Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to closure/rehabilitation of tailings facilities, heap leach pads and waste dumps; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance and security of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention.
The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, which exclude the effect of inflation, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates.
Significant judgments and estimates are involved in forming expectations of future activities, the amount and timing of the associated cash flows and the period over which we estimate those cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation.
When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in PP&E and depreciated over the expected economic life of the operation to which it relates.
Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality or volumes that impact the extent of water treatment required; changes in discount rates; changes in foreign exchange rates; changes in Barrick’s closure policies; and changes in laws and regulations governing the protection of the environment.
Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions. Those adjustments are accounted for as a change in the corresponding cost of the related assets, including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statements of income. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. For an operating mine, the adjusted carrying amount of the related asset is depreciated prospectively. Adjustments also result in changes to future finance costs. Provisions are discounted to their present value using a current US dollar real risk-free pre-tax discount rate and the accretion expense is included in finance costs.

r) Stock-Based Compensation
We recognize the expense related to these plans over the vesting period, beginning once the grant has been approved and announced to the beneficiaries.
Barrick offers cash-settled (Restricted Share Units (“RSU”), Deferred Share Units (“DSU”) and Performance Granted Share Units (“PGSU”)) awards to certain employees, officers and directors of the Company.

Restricted Share Units
Under our Long-Term Incentive Plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest within three years in cash and the after-tax value of the award may be used to purchase common shares on the open market, depending on the terms of the grant. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.
A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to compensation expense, as a component of general and administrative expenses and cost of sales. Compensation expenses for RSUs incorporate an estimate for expected forfeiture rates based on which the fair value is adjusted.

BARRICK YEAR-END 2022	128	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Deferred Share Units
Under our DSU plan, Directors must receive at least 63.6% of their basic annual retainer in the form of DSUs or cash to purchase common shares that cannot be sold, transferred or otherwise disposed of until the Director leaves the Board. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period.

Performance Granted Share Units
Under our PGSU plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. Annual PGSU awards are determined based on a multiple ranging from three to six times base salary (depending on position and level of responsibility) multiplied by a performance factor. The number of PGSUs granted to a plan participant is determined by dividing the dollar value of the award by the closing price of Barrick common shares on the day prior to the grant, or if the grant date occurs during a blackout period, by the greater of (i) the closing price of Barrick common shares on the day prior to the grant date and (ii) the closing price of Barrick common shares on the first day following the expiration of the blackout.
PGSUs vest within three years in cash, and the after-tax value of the award is used to purchase common shares on the open market. Generally, these shares cannot be sold until the employee meets their share ownership requirement (in which case only those Barrick shares in excess of the requirement can be sold), or until they retire or leave the company.
The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense.

s) New Accounting Standards Issued But Not Yet Effective
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on Barrick in the current or future reporting periods.
3 ■ Critical Judgments, Estimates, Assumptions and Risks

Many of the amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Information about such judgments and estimates is contained in the description of our accounting policies and/or other notes to the financial statements. The key areas where judgments, estimates and assumptions have been made are summarized below.

Life of Mine Plans and Reserves and Resources
Estimates of the quantities of proven and probable mineral reserves and mineral resources form the basis for our LOM plans, which are used for a number of important business and accounting purposes, including: the calculation of depreciation expense; the capitalization of production phase stripping costs; the current/non-current classification of inventory; the recognition of deferred revenue related to streaming arrangements and forecasting the timing of the payments related to the environmental rehabilitation provision. In addition, the underlying LOM plans are used in the impairment tests for goodwill and non-current assets. In certain cases, these LOM plans have made assumptions about our ability to obtain the necessary permits required to complete the planned activities. We estimate our mineral reserves and resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects requirements. To calculate our gold and copper mineral reserves, as well as measured, indicated, and inferred mineral resources, we have used the following assumptions. Refer to notes 19 and 21.

	As at Dec 31, 2022	As at Dec 31, 2021
Gold ($/oz)
Mineral reserves	$1,300	$1,200
Measured, indicated and inferred	1,700	1,500
Copper ($/lb)
Mineral reserves	3.00	2.75
Measured, indicated and inferred	3.75	3.50

Inventory
The measurement of inventory including the determination of its net realizable value, especially as it relates to ore in stockpiles and recoverable from leach pads, involves the use of estimates. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Estimation is also required in determining the tonnage, recoverable gold and copper contained therein, and in determining the remaining costs of completion to bring inventory into its saleable form. Judgment also exists in determining whether to recognize a provision for obsolescence on mine operating supplies, and estimates are required to determine salvage or scrap value of supplies.
Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed

BARRICK YEAR-END 2022	129	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

Impairment and Reversal of Impairment for Non-Current Assets and Impairment of Goodwill
Goodwill and non-current assets are tested for impairment if there is an indicator of impairment or reversal of impairment, and in the case of goodwill annually during the fourth quarter, for all of our operating segments. We consider both external and internal sources of information for indications that non-current assets and/or goodwill are impaired. External sources of information we consider include changes in the market, economic, legal and permitting environment in which the CGU operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information we consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. Calculating the FVLCD of CGUs for non-current asset and goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating, capital and closure costs in our LOM plans, future metal prices, foreign exchange rates, Net Asset Value (“NAV”) multiples, fair value of mineral resources outside LOM plans, the market values per ounce and per pound and weighted average costs of capital. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. Refer to notes 2m, 2o and 21 for further information.

Provisions for Environmental Rehabilitation
Management assesses its provision for environmental rehabilitation on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs (including water treatment), the timing of these expenditures, and the impact of changes in discount rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future. Refer to notes 2q and 27 for further information.

Taxes
Management is required to assess uncertainties and make judgments and estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes such as royalties and export duties, and estimates of the timing of repatriation of earnings, which would impact the recognition of withholding taxes and taxes related to the outside basis on subsidiaries/associates. While these amounts represent management’s best estimate based on the laws and regulations that exist at the time of preparation, we operate in certain jurisdictions that have increased degrees of political and sovereign risk and while host governments have historically supported the development of natural resources by foreign companies, tax legislation in these jurisdictions is developing and there is a risk that fiscal reform changes with respect to existing investments could unexpectedly impact application of this tax legislation. Such changes could impact the Company’s judgments about the amounts recorded for uncertain tax positions, tax basis of assets and liabilities, and related deferred income tax assets and liabilities, and estimates of the timing of repatriation of earnings. This could necessitate future adjustments to tax income and expense already recorded. A number of these estimates require management to make estimates of future taxable profit, as well as the recoverability of indirect taxes, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets and indirect tax receivables recorded on our balance sheet could be impacted. Refer to notes 2h, 12, 30 and 35 for further information.

Contingencies
Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Contingent assets are not recognized in the consolidated financial statements. Refer to note 35 for more information.

Pascua-Lama Value Added Tax
The Pascua-Lama project received $457 million as at December 31, 2022 ($411 million as at December 31, 2021) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement, this amount must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026, unless extended. On July 11, 2022, the Chilean government proposed changes to Chilean law (proposal updated further on January 10, 2023) on VAT refunds that may affect the timeframe of these refunds.
In addition, we have recorded $31 million in VAT recoverable in Argentina as at December 31, 2022 ($48 million as at December 31, 2021) relating to the development of the Argentinean side of the project. These amounts may not be fully recoverable if the project does not enter into production and are subject to foreign currency risk as the amounts are recoverable in Argentine pesos.

BARRICK YEAR-END 2022	130	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Streaming Transactions
The upfront cash deposit received from Royal Gold on the gold and silver streaming transaction for production linked to Barrick’s 60% interest in the Pueblo Viejo mine has been accounted for as deferred revenue since we have determined that it is not a derivative as it will be satisfied through the delivery of non-financial items (i.e., gold and silver) rather than cash or financial assets. It is our intention to settle the obligations under the streaming arrangement through our own production and if we were to fail to settle the obligations with Royal Gold through our own production, this would lead to the streaming arrangement becoming a derivative. This would cause a change to the accounting treatment, resulting in the revaluation of the fair value of the agreement through profit and loss on a recurring basis. Refer to note 29 for further details.
The deferred revenue component of our streaming agreements is considered variable and is subject to retroactive adjustment when there is a change in the timing of the delivery of ounces or in the underlying production profile of the relevant mine. The impact of such a change in the timing or quantity of ounces to be delivered under a streaming agreement will result in retroactive adjustments to both the deferred revenue recognized and the accretion recorded prior to the date of the change. Refer to note 2e. For further details on streaming transactions, including our silver sale agreement with Wheaton Precious Metals Corp. (“Wheaton”), refer to note 29.

Consolidation of Reko Diq
On December 15, 2022, the Reko Diq project was reconstituted, and is 50% held by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Provincial Government of Balochistan, an additional 15% held by a special purpose company owned by the Provincial Government of Balochistan and 25% owned by other federal state-owned enterprises. As outlined in the joint venture agreement, Barrick has power over the relevant activities of the project, including operatorship of the project, the decision to proceed with development of the project, subject to a sufficient expected rate of return, as well as development and approval of LOM plans. Therefore Barrick has concluded that it controls Reko Diq and it is consolidated in Barrick’s consolidated financial statements with a 50% non-controlling interest.

Other Notes to the Financial Statements

Note
Acquisitions and Divestitures	4
Segment Information	5
Revenue	6
Cost of Sales	7
Exploration, Evaluation and Project Expenses	8
Other Expense (Income)	9
Impairment Charges (Reversals)	10
General and Administrative Expenses	11
Income Tax Expense	12
Earnings (Loss) Per Share	13
Finance Costs, Net	14
Cash Flow - Other Items	15
Investments	16
Inventories	17
Accounts Receivable and Other Current Assets	18
Property, Plant and Equipment	19
Goodwill and other Intangible Assets	20
Impairment and Reversal of Non-Current Assets	21
Other Assets	22
Accounts Payable	23
Other Current Liabilities	24
Financial Instruments	25
Fair Value Measurements	26
Provisions	27
Financial Risk Management	28
Other Non-Current Liabilities	29
Deferred Income Taxes	30
Capital Stock	31
Non-Controlling Interests	32
Related Party Transactions	33
Stock-Based Compensation	34
Contingencies	35

BARRICK YEAR-END 2022	131	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
4 ■ Acquisitions and Divestitures

a) Reko Diq
On December 15, 2022, Barrick completed the reconstitution of the Reko Diq project in Pakistan’s Balochistan province. The completion of this transaction involved, among other things, the execution of all of the definitive agreements including the mineral agreement stabilizing the fiscal regime applicable to the project, as well as the grant of the mining leases, an exploration license, and surface rights. This completed the process that began earlier in 2022 following the conclusion of a framework agreement among the Governments of Pakistan and Balochistan province, Barrick and Antofagasta plc, which provided a path for the development of the project under a reconstituted structure.
The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Provincial Government of Balochistan, an additional 15% held by a special purpose company owned by the Provincial Government of Balochistan and 25% owned by other federal state-owned enterprises. Barrick is the operator of the project. Barrick began consolidating Reko Diq as at December 31, 2022.
In the fourth quarter of 2022, upon the reconstitution of the project, we recorded an impairment reversal of $120 million relating to the carrying value of our equity method investment in the Reko Diq project that we fully impaired in 2012 and had a 37.5% interest in. We also recognized a gain of $300 million in other income as Barrick’s interest in the Reko Diq project increased from 37.5% to 50%. In addition, we recognized a non-controlling interest of $329 million, based on the historical cost attributed to the project company. A total of $744 million was recorded as mining property costs not subject to depreciation. Furthermore, the payments made by the Provincial Government of Balochistan and other federal state-owned enterprises for the in aggregate 40% interest, and to fund Antofagasta plc’s exit from the reconstituted project, remain in an entity that is consolidated by Barrick as at December 31, 2022. Those funds are held in a restricted bank account and are expected to be distributed to Antofagasta plc within the next 12 months. Accordingly, this restricted cash has been recorded as an other current asset and the liability to Antofagasta plc has been recorded as an other current liability.
The reconstitution resolves the damages originally awarded by the International Centre for the Settlement of Investment Disputes and disputed in the International Chamber of Commerce. For further details refer to notes 21 and 35.

b) Lagunas Norte
On February 16, 2021, Barrick announced it had entered into an agreement to sell its 100% interest in the Lagunas Norte gold mine in Peru to Boroo Pte Ltd. (“Boroo”) for total consideration of up to $81 million, with $20 million of cash consideration on closing, additional cash consideration of
$10 million payable on the first anniversary of closing and $20 million payable on the second anniversary of closing, a 2% NSR royalty, which may be purchased by Boroo for a fixed period after closing for $16 million, plus a contingent payment of up to $15 million based on the two-year average gold price. An impairment reversal of $86 million was recognized in the first quarter of 2021. Refer to note 21 for further details. The transaction closed on June 1, 2021 and we recognized a gain on sale of $4 million in the second quarter of 2021 based on a final fair value of consideration of $65 million. We remain contractually liable for all tax matters that existed prior to our divestiture until these matters are resolved. In addition, Boroo assumed 50% of the $173 million reclamation bond obligations for Lagunas Norte upon closing. Boroo was to assume the other 50% within one year of closing; however, this was extended until June 1, 2023. Barrick has no liability related to Lagunas Norte’s closure obligation recorded in the financial statements.

c) Acquisition of South Arturo Non-Controlling Interest
On September 7, 2021, Barrick announced NGM had entered into a definitive asset exchange agreement (the "Exchange Agreement") with i-80 Gold Corp. ("i-80 Gold") to acquire the 40% interest in South Arturo that NGM did not already own, in exchange for the Lone Tree and Buffalo Mountain properties and infrastructure, which were in care and maintenance at the time. The exchange transaction closed on October 14, 2021.
The Exchange Agreement provides for payment to NGM of contingent consideration of up to $50 million based on mineral resources from the Lone Tree property. In connection with the asset exchange, NGM also entered into toll-milling agreements providing i-80 Gold with interim processing capacity at NGM’s autoclave facilities until the earlier of the three-year anniversary of the asset exchange and the date on which the Lone Tree facility is operational, and separately at NGM’s roaster facilities for a 10-year period, which was assigned a fair value of $nil. In addition, each party assumed the environmental liabilities and closure bonding for their acquired properties. In conjunction with the closing of the transaction on October 14, 2021, NGM subscribed for $48 million in common shares of i-80 Gold.
We assigned a fair value of $175 million to the transaction and recognized a gain of $205 million in the fourth quarter of 2021 in relation to the disposition of Lone Tree. Lone Tree was in a net liability position, which resulted in a gain that exceeded the fair value. In addition, we recognized a loss of $85 million in equity in the fourth quarter of 2021, representing our share of the difference between the carrying value of the South Arturo non-controlling interest and the fair value of the transaction.

BARRICK YEAR-END 2022	132	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
5 ■ Segment Information

Barrick’s business is organized into eighteen minesites. Barrick’s CODM (Mark Bristow, President and Chief Executive Officer) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, and/or project level. Each individual minesite is an operating segment for financial reporting purposes. Our presentation of our reportable operating segments consists of nine gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, North Mara and Bulyanhulu). The remaining operating segments, including our remaining gold and copper mines, have been grouped into an “Other Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2022	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$2,848	$1,416	$312	$21	($15)	$1,114
Cortez[2]	1,316	597	253	12	4	450
Turquoise Ridge[2]	814	469	178	7	—	160
Pueblo Viejo[2]	1,303	559	242	24	17	461
Loulo-Gounkoto[2]	1,236	533	257	9	11	426
Kibali	598	235	178	2	41	142
Veladero	365	205	120	2	6	32
North Mara[2]	570	236	73	4	48	209
Bulyanhulu[2]	463	235	60	3	25	140
Other Mines[2]	2,056	1,223	482	19	75	257
Reportable segment total	$11,569	$5,708	$2,155	$103	$212	$3,391
Share of equity investee	(598)	(235)	(178)	(2)	(41)	(142)
Segment total	$10,971	$5,473	$1,977	$101	$171	$3,249

Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2021	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$2,687	$1,175	$276	$22	$25	$1,189
Cortez[2]	1,485	633	294	10	1	547
Turquoise Ridge[2]	987	415	200	1	—	371
Pueblo Viejo[2]	1,514	505	234	5	11	759
Loulo-Gounkoto[2]	1,249	454	278	18	25	474
Kibali	661	232	141	5	5	278
Veladero	382	177	85	1	1	118
North Mara[2]	552	240	56	—	2	254
Bulyanhulu[2]	361	155	57	—	2	147
Other Mines[2]	2,659	1,179	580	10	81	809
Reportable segment total	$12,537	$5,165	$2,201	$72	$153	$4,946
Share of equity investee	(661)	(232)	(141)	(5)	(5)	(278)
Segment total	$11,876	$4,933	$2,060	$67	$148	$4,668
1Includes accretion expense, which is included with finance costs in the consolidated statements of income. For the year ended December 31, 2022, accretion expense was $36 million (2021: $26 million).
2Includes non-controlling interest portion of revenues, cost of sales and segment income (loss) for the year ended December 31, 2022, for Pueblo Viejo, $528 million, $319 million, $195 million (2021: $617 million, $294 million, $318 million), Nevada Gold Mines, $2,146 million, $1,422 million, $711 million (2021: $2,362 million, $1,359 million, $991 million), North Mara, Bulyanhulu and Buzwagi, $165 million, $97 million, $55 million (2021: $159 million, $92 million, $63 million), Loulo-Gounkoto, $247 million, $158 million, $88 million (2021: $250 million, $146 million, $95 million) and Tongon, $37 million, $36 million, $nil (2021: $38 million, $32 million, $5 million).

BARRICK YEAR-END 2022	133	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Segment Income to Income Before Income Taxes

For the years ended December 31	2022	2021
Segment income	$3,249	$4,668
Other revenue	42	109
Other cost of sales/amortization	(47)	(96)
Exploration, evaluation and project expenses not attributable to segments	(249)	(220)
General and administrative expenses	(159)	(151)
Other income not attributable to segments	396	187
Impairment (charges) reversals	(1,671)	63
Loss on currency translation	(16)	(29)
Closed mine rehabilitation	136	(18)
Income from equity investees	258	446
Finance costs, net (includes non-segment accretion)[1]	(265)	(329)
Gain on non-hedge derivatives	7	2
Income before income taxes	$1,681	$4,632
1Includes debt extinguishment gains of $14 million (2021: $nil).

Geographic Information

	Non-current assets		Revenue[1]
	As at December 31, 2022	As at December 31, 2021	2022	2021
United States	$16,518	$16,355	$5,573	$6,134
Dominican Republic	4,874	4,602	1,303	1,514
Mali	3,599	4,709	1,236	1,249
Democratic Republic of Congo	2,659	3,267	—	—
Chile	1,957	1,937	—	—
Zambia	1,930	1,793	868	962
Tanzania	1,914	1,767	1,033	993
Argentina	1,247	1,739	365	382
Canada	507	517	231	291
Pakistan	749	—	—	—
Saudi Arabia	382	382	—	—
Papua New Guinea	327	330	—	—
Côte d'Ivoire	164	191	356	369
Peru	73	113	48	91
Unallocated	600	939	—	—
Total	$37,500	$38,641	$11,013	$11,985
1Geographic location is presented based on the location of the mine from which the product originated.

BARRICK YEAR-END 2022	134	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Capital Expenditures Information

	Segment Capital Expenditures[1]
	As at December 31, 2022	As at December 31, 2021
Carlin	$506	$422
Cortez	419	277
Turquoise Ridge	176	144
Pueblo Viejo	629	533
Loulo-Gounkoto	322	313
Kibali	99	70
Veladero	167	144
North Mara	156	93
Bulyanhulu	90	80
Other Mines	500	351
Reportable segment total	$3,064	$2,427
Other items not allocated to segments	133	129
Total	$3,197	$2,556
Share of equity investee	(99)	(70)
Total	$3,098	$2,486
1Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the consolidated statements of cash flow are presented on a cash basis. In 2022, cash expenditures were $3,049 million (2021: $2,435 million) and the increase in accrued expenditures was $49 million (2021: $51 million increase).

6 ■ Revenue

For the years ended December 31	2022	2021
Gold sales
Spot market sales	$9,597	$10,491
Concentrate sales	326	246
Provisional pricing adjustments	(3)	1
	$9,920	$10,738
Copper sales
Copper concentrate sales	$906	$915
Provisional pricing adjustments	(38)	47
	$868	$962
Other sales[1]	$225	$285
Total	$11,013	$11,985
1Revenues from the sale of by-products from our gold and copper mines.

For the year ended December 31, 2022, the Company has four customers that individually account for more than 10% of the Company’s total revenue. These customers represent approximately 23%, 14%, 11% and 11% of total revenue. However, because gold can be sold through numerous gold market traders worldwide (including a large number of financial institutions), the Company is not economically dependent on a limited number of customers for the sale of its product.

Principal Products
All of our gold mining operations produce gold in doré form, except Phoenix, Bulyanhulu and Porgera (until it was placed on care and maintenance in April 2020), which produce both gold doré and gold concentrate. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Concentrate is a semi-processed product containing the valuable metal minerals from which most of the waste mineral has been eliminated. Our Lumwana mine produces a concentrate that primarily contains copper. Our Phoenix mine produces a concentrate that contains both gold and copper. Incidental revenues from the sale of by-products, primarily copper, silver and energy at our gold mines, are classified within other sales.

Provisional Copper and Gold Sales
We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at December 31, 2022 to the impact of future movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing Copper (millions) Gold (000s)		Impact on net income before taxation of 10% movement in market price
As at December 31	2022	2021	2022	2021
Copper pounds	60	45	$23	$20
Gold ounces	42	41	8	8

At December 31, 2022, our provisionally priced copper sales subject to final settlement were recorded at an average price of $3.80/lb (2021: $4.34/lb). At December 31, 2022, our provisionally priced gold sales subject to final settlement were recorded at an average price of $1,824/oz (2021: $1,819/oz). The sensitivities in the above tables have been determined as the impact of a 10% change in commodity prices at each reporting date, while holding all other variables, including foreign currency exchange rates, constant.

BARRICK YEAR-END 2022	135	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
7 ■ Cost of Sales

	Gold		Copper		Other[4]		Total
For the years ended December 31	2022	2021	2022	2021	2022	2021	2022	2021
Site operating cost[1,2,3]	$4,678	$4,218	$336	$266	$—	$—	$5,014	$4,484
Depreciation[1]	1,756	1,889	223	197	18	16	1,997	2,102
Royalty expense	342	371	103	103	—	—	445	474
Community relations	37	26	4	3	—	—	41	29
Total	$6,813	$6,504	$666	$569	$18	$16	$7,497	$7,089
1Site operating costs and depreciation include charges to reduce the cost of inventory to net realizable value of $104 million (2021: $22 million). Refer to note 17.
2Site operating costs includes the costs of extracting by-products.
3Includes employee costs of $1,448 million (2021: $1,396 million).
4Other includes corporate amortization.

8 ■ Exploration, Evaluation and Project Expenses

For the years ended December 31	2022	2021
Global exploration and evaluation[1]	$123	$122
Project costs:
Pascua-Lama	52	46
Pueblo Viejo	24	3
Reko Diq	14	10
Other	47	26
Corporate development	15	16
Minesite exploration and evaluation[1]	75	64
Total exploration, evaluation and project expenses	$350	$287
1Approximates the impact on operating cash flow.

9 ■ Other Expense (Income)

For the years ended December 31	2022	2021
Other Expense:
Litigation costs	$22	$17
Write-offs	15	12
Bank charges	5	7
Porgera care and maintenance costs	53	51
Supplies obsolescence	48	21
Litigation accruals and settlements	19	25
Other	28	17
Total other expense	$190	$150
Other Income:
Gain on acquisition/sale of non-current assets[1]	($405)	($213)
Insurance proceeds related to NGM	(22)	—
Loss (gain) on warrant investments at FVPL	(4)	16
Gain on non-hedge derivatives	(7)	(2)
Interest income on other assets	(17)	(15)
Other	(3)	(3)
Total other income	($458)	($217)
Total	($268)	($67)
12022 includes a gain of $300 million on the increased ownership of the Reko Diq project (refer to note 4 for further details) and $63 million from the sale of the royalty portfolios to Maverix Metals Inc. and Gold Royalty Corp. 2021 includes a gain of $205 million from the disposal of Lone Tree (refer to note 4 for further details).

10 ■ Impairment Charges (Reversals)

For the years ended December 31	2022	2021
Impairment charges (reversals) of non-current assets[1]	$483	($63)
Impairment of goodwill[1]	1,188	—
Total	$1,671	($63)
1Refer to note 21 for further details.

11 ■ General and Administrative Expenses

For the years ended December 31	2022	2021
Corporate administration	$125	$118
Share-based compensation	34	33
Total[1]	$159	$151
1Includes employee costs of $93 million (2021: $101 million).

BARRICK YEAR-END 2022	136	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
12 ■ Income Tax Expense

For the years ended December 31	2022	2021
Tax on profit
Current tax
Charge for the year	$699	$1,031
Adjustment in respect of prior years[1]	6	(32)
	$705	$999
Deferred tax
Origination and reversal of temporary differences in the current year	($52)	$289
Adjustment in respect of prior years[1]	11	56
	($41)	$345
Income tax expense	$664	$1,344
Tax expense related to continuing operations
Current
Canada	($8)	($9)
International	713	1,008
	$705	$999
Deferred
Canada	$3	$38
International	(44)	307
	($41)	$345
Income tax expense	$664	$1,344
1Includes adjustments to equalize the difference between prior year's tax return and the year-end provision.

Reconciliation to Canadian Statutory Rate
For the years ended December 31	2022	2021
At 26.5% statutory rate	$446	$1,228
Increase (decrease) due to:
Allowances and special tax deductions[1]	(146)	(138)
Impact of foreign tax rates[2]	(146)	(84)
Non-deductible expenses / (non-taxable income)	(38)	118
Goodwill impairment charges not tax deductible	325	—
Taxable gains on sales of non-current assets	1	24
Net currency translation losses on current and deferred tax balances	59	23
Tax impact from pass-through entities and equity accounted investments	(196)	(330)
Current year tax results sheltered by previously unrecognized deferred tax assets	33	(18)
Recognition and de-recognition of deferred tax assets	15	(31)
Adjustments in respect of prior years	17	24
Increase to income tax related contingent liabilities	13	19
Impact of tax rate changes	—	66
Withholding taxes	82	110
Mining taxes	201	323
Tax impact of amounts recognized within accumulated OCI	(7)	8
Other items	5	2
Income tax expense	$664	$1,344
1We are able to claim certain allowances, incentives and tax deductions unique to extractive industries that result in a lower effective tax rate.
2We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.
Currency Translation
Current and deferred tax balances are subject to remeasurement for changes in foreign currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (e.g. US dollars). The most significant balances relate to Argentine and Malian tax liabilities.
In 2022 and 2021, a tax expense of $59 million and $23 million, respectively, arose from translation losses on tax balances, mainly due to the weakening of the Argentine peso and the West African CFA franc against the US dollar. These net translation losses are included within income tax expense.

Withholding Taxes
In 2022, we have recorded $29 million (2021: $66 million related to Argentina, Côte d’Ivoire, Saudi Arabia and the United States) of dividend withholding taxes related to the undistributed earnings of our subsidiaries in Argentina and the United States. We have also recorded $36 million (2021: $33 million related to Argentina, Saudi Arabia and the United States) of dividend withholding taxes related to the distributed earnings of our subsidiaries in Tanzania and the United States.

Nevada Mining Education Tax
A new mining excise tax applied to gross proceeds became effective on July 1, 2021 following the passing of Assembly Bill 495 at the Nevada Legislative Session that ended on May 31, 2021. The revenue generated by this new excise tax will be directed towards education. The new excise tax is a tiered tax, with the maximum rate at 1.1%. First payment in relation to the 2021 year was made in March 2022.
The bill does not take into consideration expenses or costs incurred to generate gross proceeds; therefore, this tax is treated as a gross receipts tax and not as a tax that is based on income subject to IAS 12. As a result, this new tax is reported as a component of cost of sales and not as an income tax expense.

United States Tax Reform
In August 2022, President Joe Biden signed into law the Inflation Reduction Act (“the Act”). The Act includes a 15% corporate alternative minimum tax (“CAMT”) that is imposed on applicable financial statement income (“AFSI”). The CAMT is effective for tax years beginning after December 31, 2022. Barrick is subject to CAMT because the Company meets the applicable income thresholds for a foreign-parented multi-national group.
On December 27, 2022, the US Treasury Department and the US Internal Revenue Service issued initial guidance regarding the application of the CAMT. A 60-day consultation period for business has commenced, and we are providing comments.

Nevada Gold Mines
Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12.

BARRICK YEAR-END 2022	137	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Mining Taxes
In addition to corporate income tax, we pay mining taxes in the United States (Nevada), the Dominican Republic, Canada (Ontario) and Peru. Nevada Gold Mines is subject to a Net Proceeds of Minerals tax in Nevada at a rate of 5% and the tax expense recorded in 2022 was $88 million (2021: $136 million). Other significant mining taxes include the Dominican Republic’s Net Profits Interest tax, which is determined based on cash flows as defined by the Pueblo Viejo Special Lease Agreement. A tax expense of $110 million (2021: $180 million) was recorded for this in 2022. Both taxes are included on a consolidated basis in the Company's consolidated statements of income.

Impairments
In 2022, we recorded net impairment charges of $483 million (2021: net impairment reversals of $63 million) for non-current assets and $1,188 million (2021: $nil) for goodwill. Refer to note 21 for further information.
A deferred tax recovery of $193 million (2021: deferred tax expense of $nil related to the impairment reversal at Lagunas Norte) was recorded related to the impairments at Veladero, Long Canyon and Lumwana. There was no tax impact from the goodwill impairment recognized at Loulo-Gounkoto.

13 ■ Earnings (Loss) Per Share

For the years ended December 31 ($ millions, except shares in millions and per share amounts in dollars)	2022		2021
	Basic	Diluted	Basic	Diluted
Net income	$1,017	$1,017	$3,288	$3,288
Net income attributable to non-controlling interests	(585)	(585)	(1,266)	(1,266)
Net income attributable to the equity holders of Barrick Gold Corporation	$432	$432	$2,022	$2,022
Weighted average shares outstanding	1,771	1,771	1,779	1,779
Basic and diluted earnings per share data attributable to the equity holders of Barrick Gold Corporation	$0.24	$0.24	$1.14	$1.14
14 ■ Finance Costs, Net

For the years ended December 31	2022	2021
Interest expense[1]	$366	$357
Amortization of debt issue costs	1	1
Amortization of premium	—	(1)
Interest on lease liabilities	4	5
Loss on interest rate hedges	1	3
Interest capitalized[2]	(29)	(16)
Accretion	66	48
Gain on debt extinguishment	(14)	—
Finance income	(94)	(42)
Total	$301	$355
1Interest in the consolidated statements of cash flow is presented on a cash basis. In 2022, cash interest paid was $305 million (2021: $303 million).
2For the year ended December 31, 2022, the general capitalization rate was 6.20% (2021: 6.00%).

BARRICK YEAR-END 2022	138	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
15 ■ Cash Flow – Other Items

Operating Cash Flows - Other Items
For the years ended December 31	2022	2021
Adjustments for non-cash income statement items:
Gain on non-hedge derivatives	($7)	($2)
Stock-based compensation expense	55	81
Loss (gain) on warrant investments at FVPL	(4)	16
Change in estimate of rehabilitation costs at closed mines	(136)	18
Inventory impairment charges (note 17)	66	13
Supplies obsolescence	48	21
Change in other assets and liabilities	(28)	(120)
Settlement of stock-based compensation	(66)	(97)
Settlement of rehabilitation obligations	(145)	(133)
Other operating activities	($217)	($203)
Cash flow arising from changes in:
Accounts receivable	$89	($46)
Inventory	(219)	(163)
Other current assets	(261)	(178)
Accounts payable	93	140
Other current liabilities	(24)	(26)
Change in working capital	($322)	($273)

Financing Cash Flows - Other Items
For the years ended December 31	2022	2021
Pueblo Viejo JV partner shareholder loan	$177	$131
GoT shareholder loan	—	(16)
Gain on debt extinguishment	14	—
Other financing activities	$191	$115

16 ■ Investments

Equity Accounting Method Investment Continuity
	Kibali	Jabal Sayid	Zaldívar	Other	Total
At January 1, 2021	$3,279	$369	$967	$55	$4,670
Equity pick-up from equity investees	219	159	68	—	446
Dividends received from equity investees	(231)	(146)	(142)	(1)	(520)
Shareholder loan repayment	—	—	—	(2)	(2)
At December 31, 2021	$3,267	$382	$893	$52	$4,594
Equity pick-up from equity investees	86	124	47	1	258
Dividends received from equity investees	(694)	(124)	(50)	(1)	(869)
At December 31, 2022	$2,659	$382	$890	$52	$3,983

In 2022, Kibali Goldmines SA repaid a portion of its shareholder loans after establishing an additional ongoing mechanism for the repatriation of cash from the Democratic Republic of Congo. For 2022, the repatriation of this cash has resulted in the payment of dividends of $694 million to the Barrick entity that holds the 45% interest in Kibali Goldmines SA.

BARRICK YEAR-END 2022	139	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Summarized Equity Investee Financial Information
	Kibali[2]		Jabal Sayid		Zaldívar
For the years ended December 31	2022	2021	2022	2021	2022	2021
Revenue	$1,328	$1,469	$539	$597	$781	$847
Cost of sales (excluding depreciation)	528	513	170	157	463	469
Depreciation	390	308	49	42	147	158
Finance expense (income)	—	—	—	1	1	(4)
Other expense (income)	104	38	4	(5)	32	25
Income before income taxes	$306	$610	$316	$402	$138	$199
Income tax expense	(121)	(125)	(67)	(84)	(44)	(61)
Net income	$185	$485	$249	$318	$94	$138
Total comprehensive income	$185	$485	$249	$318	$94	$138
Net income (net of non-controlling interests)	$172	$438	$249	$318	$94	$138

Summarized Balance Sheet
	Kibali[2]		Jabal Sayid		Zaldívar
For the years ended December 31	2022	2021	2022	2021	2022	2021
Cash and equivalents	$92	$1,116	$77	$85	$72	$171
Other current assets[1]	194	255	151	178	559	493
Total current assets	$286	$1,371	$228	$263	$631	$664
Non-current assets	3,905	3,959	405	419	2,013	2,031
Total assets	$4,191	$5,330	$633	$682	$2,644	$2,695
Current financial liabilities (excluding trade, other payables & provisions)	$13	$14	$9	$13	$90	$84
Other current liabilities	126	141	95	136	125	142
Total current liabilities	$139	$155	$104	$149	$215	$226
Non-current financial liabilities (excluding trade, other payables & provisions)	51	42	4	—	87	134
Other non-current liabilities	785	706	6	14	542	529
Total non-current liabilities	$836	$748	$10	$14	$629	$663
Total liabilities	$975	$903	$114	$163	$844	$889
Net assets	$3,216	$4,427	$519	$519	$1,800	$1,806
Net assets (net of non-controlling interests)	$3,095	$4,312	$519	$519	$1,800	$1,806
1Zaldívar other current assets include inventory of $443 million (2021: $384 million).
22021 figures have been changed to present Kibali’s summarized financial statements net of non-controlling interests of Kibali Jersey Limited, which is jointly controlled with Anglogold Ashanti and holds a 90% interest in Kibali Goldmines SA.
The information above reflects the amounts presented in the financial information of the joint venture adjusted for differences between IFRS and local GAAP and fair value adjustments on acquisition of equity in investees.

Reconciliation of Summarized Financial Information to Carrying Value
	Kibali	Jabal Sayid	Zaldívar
Opening net assets (net of non-controlling interests)[1]	$4,312	$519	$1,806
Income for the period (net of non-controlling interests)	172	249	94
Dividends received from equity investees	(1,389)	(249)	(100)
Closing net assets (net of non-controlling interests), December 31	$3,095	$519	$1,800
Barrick's share of net assets	1,548	259	900
Equity earnings adjustment	—	—	(10)
Goodwill recognition	1,111	123	—
Carrying value	$2,659	$382	$890
1Kibali’s opening net assets have been changed to present Kibali’s summarized financial statements net of non-controlling interests of Kibali Jersey Limited, which is jointly controlled with Anglogold Ashanti and holds a 90% interest in Kibali Goldmines SA.

BARRICK YEAR-END 2022	140	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
17 ■ Inventories

	Gold		Copper
	As at December 31, 2022	As at December 31, 2021	As at December 31, 2022	As at December 31, 2021
Raw materials
Ore in stockpiles	$2,809	$2,587	$150	$174
Ore on leach pads	641	663	—	—
Mine operating supplies	704	593	59	79
Work in process	138	108	—	—
Finished products	89	76	10	90
	$4,381	$4,027	$219	$343
Non-current ore in stockpiles and on leach pads[1]	(2,669)	(2,462)	(150)	(174)
	$1,712	$1,565	$69	$169
1Ore that we do not expect to process in the next 12 months is classified within other long-term assets.

Inventory Impairment Charges
For the years ended December 31	2022	2021
Veladero	42	—
Carlin	33	—
Lumwana	19	—
Cortez	10	22
Inventory impairment charges	$104	$22

Ore in Stockpiles	As at December 31, 2022	As at December 31, 2021
Gold
Carlin	$1,129	$986
Pueblo Viejo	712	674
Turquoise Ridge	354	405
Loulo-Gounkoto	175	161
North Mara	165	93
Cortez	104	81
Phoenix	78	73
Veladero	40	51
Porgera	30	30
Tongon	20	33
Bulyanhulu	2	—
Copper
Lumwana	150	174
	$2,959	$2,761

Ore on Leach pads	As at December 31, 2022	As at December 31, 2021
Gold
Veladero	$238	$196
Carlin	196	209
Cortez	112	113
Turquoise Ridge	37	41
Long Canyon	32	77
Phoenix	26	23
Pierina	—	4
	$641	$663
Purchase Commitments
At December 31, 2022, we had purchase obligations for supplies and consumables of approximately $1,753 million (2021: $1,718 million).

BARRICK YEAR-END 2022	141	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
18 ■ Accounts Receivable and Other Current Assets

	As at December 31, 2022	As at December 31, 2021
Accounts receivable
Amounts due from concentrate sales	$188	$242
Other receivables	366	381
	$554	$623
Other current assets
Restricted cash[1]	945	—
Value added taxes recoverable[2]	352	319
Prepaid expenses	243	206
Derivative assets[3]	59	—
Other[4]	91	87
	$1,690	$612
1Relates to restricted cash balance for Antofagasta plc, which will fund their exit from the Reko Diq project, following its reconstitution as described in note 4.
2Primarily includes VAT and fuel tax recoverables of $49 million in Mali, $66 million in Tanzania, $172 million in Zambia, $32 million in Argentina, and $12 million in the Dominican Republic (Dec. 31, 2021: $25 million, $90 million, $141 million, $39 million, and $11 million, respectively).
3Reclassified from Other Assets and primarily consists of contingent consideration received as part of the sale of Massawa in 2020 and Lagunas Norte in 2021.
42022 and 2021 balance includes $50 million asset reflecting the final settlement of Zambian tax matters.

BARRICK YEAR-END 2022	142	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
19 ■ Property, Plant, and Equipment

	Buildings, plant and equipment[1]	Mining property costs subject to depreciation[2,4]	Mining property costs not subject to depreciation[2,3]	Total
At January 1, 2022
Net of accumulated depreciation	$6,536	$14,485	$3,933	$24,954
Additions[5]	30	(139)	2,977	2,868
Capitalized interest	—	—	29	29
Acquisitions[6]	—	—	744	744
Disposals	(4)	(1)	—	(5)
Depreciation	(966)	(1,229)	—	(2,195)
Impairment charges	(120)	(442)	(12)	(574)
Transfers[7]	1,273	1,326	(2,599)	—
At December 31, 2022	$6,749	$14,000	$5,072	$25,821

At December 31, 2022
Cost	$18,469	$33,046	$17,027	$68,542
Accumulated depreciation and impairments	(11,720)	(19,046)	(11,955)	(42,721)
Net carrying amount – December 31, 2022	$6,749	$14,000	$5,072	$25,821

	Buildings, plant and equipment[1]	Mining property costs subject to depreciation[2,4]	Mining property costs not subject to depreciation[2,3]	Total
At January 1, 2021
Cost	$18,361	$29,901	$15,531	$63,793
Accumulated depreciation and impairments	(10,888)	(16,332)	(11,945)	(39,165)
Net carrying amount – January 1, 2021	$7,473	$13,569	$3,586	$24,628
Additions[5]	23	154	2,366	2,543
Capitalized interest	—	—	16	16
Divestiture	(50)	(2)	(1)	(53)
Disposals	(7)	(1)	(10)	(18)
Depreciation	(1,139)	(1,053)	—	(2,192)
Impairment reversals (charges)	42	(13)	1	30
Transfers[7]	194	1,831	(2,025)	—
At December 31, 2021	$6,536	$14,485	$3,933	$24,954

At December 31, 2021
Cost	$17,237	$31,824	$15,876	$64,937
Accumulated depreciation and impairments	(10,701)	(17,339)	(11,943)	(39,983)
Net carrying amount – December 31, 2021	$6,536	$14,485	$3,933	$24,954
1Additions include $30 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2022 (2021: $22 million). Depreciation includes depreciation for leased right-of-use assets of $20 million for the year ended December 31, 2022 (2021: $18 million). The net carrying amount of leased right-of-use assets was $61 million as at December 31, 2022 (2021: $53 million).
2Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
3Assets not subject to depreciation include construction-in-progress, projects and acquired mineral resources and exploration potential at operating minesites and development projects.
4Assets subject to depreciation include the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.
5Additions include revisions to the capitalized cost of closure and rehabilitation activities.
6Relates to the Reko Diq reconstitution. Refer to note 4 for further information.
7Primarily relates to non-current assets that are transferred between categories within PP&E once they are placed into service.

BARRICK YEAR-END 2022	143	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
a)   Mining Property Costs Not Subject to Depreciation

	Carrying amount at Dec. 31, 2022	Carrying amount at Dec. 31, 2021
Construction-in-progress[1]	$2,553	$2,114
Acquired mineral resources and exploration potential	139	165
Projects
Pascua-Lama	727	780
Norte Abierto	670	662
Reko Diq	744	—
Donlin Gold	239	212
	$5,072	$3,933
1Represents assets under construction at our operating minesites.

b)   Changes in Gold and Copper Mineral Life of Mine Plan
As part of our annual business cycle, we prepare updated estimates of proven and probable gold and copper mineral reserves and the portion of resources considered probable of economic extraction for each mineral property. This forms the basis for our LOM plans. We prospectively revise calculations of amortization expense for property, plant and equipment amortized using the UOP method, where the denominator is our LOM ounces. The effect of changes in our LOM on amortization expense for 2022 was an $80 million decrease (2021: $128 million decrease).

c)   Capital Commitments
In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $399 million at December 31, 2022 (2021: $443 million) for construction activities at our sites and projects.

d)   Other Lease Disclosure
The Company leases various buildings, plant and equipment as part of the normal course of operations. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Refer to note 25 for a lease maturity analysis. Included in net income for 2022 are short-term payments and variable lease payments not included in the measurement of lease liabilities of $6 million (2021: $10 million) and $88 million (2021: $67 million), respectively.

20 ■ Goodwill and Other Intangible Assets

a) Intangible Assets
	Water rights[1]	Technology[2]	Supply contracts[3]	Exploration potential[4]	Total
Opening balance January 1, 2021	$67	$6	$4	$92	$169
Disposals	(6)	—	—	(10)	(16)
Amortization and impairment losses	—	—	(3)	—	(3)
Closing balance December 31, 2021	$61	$6	$1	$82	$150
Amortization and impairment losses	—	—	(1)	—	(1)
Closing balance December 31, 2022	$61	$6	$—	$82	$149
Cost	$61	$17	$39	$252	$369
Accumulated amortization and impairment losses	—	(11)	(39)	(170)	(220)
Net carrying amount December 31, 2022	$61	$6	$—	$82	$149
1Relates to water rights in South America, and will be amortized through cost of sales when we begin using these in the future.
2The amount is amortized through cost of sales using the UOP method over LOM ounces of the Pueblo Viejo mine, with no assumed residual value.
3Relates to a supply agreement with Michelin North America Inc. to secure a supply of tires and amortized over the effective term of the contract through cost of sales.
4Exploration potential consists of the estimated fair value attributable to exploration licenses acquired as a result of a business combination or asset acquisition. The carrying value of the licenses will be transferred to PP&E when the development of attributable mineral resources commences.

BARRICK YEAR-END 2022	144	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
b) Goodwill

	Closing balance December 31, 2021	Impairments	Closing balance December 31, 2022
Carlin	$1,294	$—	$1,294
Cortez	899	—	899
Turquoise Ridge	722	—	722
Phoenix	119	—	119
Hemlo	63	—	63
Loulo-Gounkoto	1,672	(1,188)	484
Total	$4,769	($1,188)	$3,581
On a total basis, the gross amount and accumulated impairment losses are as follows:

Cost	$12,211
Accumulated impairment losses December 31, 2022	(8,630)
Net carrying amount December 31, 2022	$3,581

21 ■ Impairment and Reversal of Non-Current Assets

Summary of impairments (reversals)
For the year ended December 31, 2022, we recorded net impairment charges of $483 million (2021: net impairment reversals of $63 million) for non-current assets and $1,188 million (2021: $nil) for goodwill, as summarized in the following table:

For the years ended December 31	2022	2021
Veladero	$490	$—
Reko Diq	(120)	—
Long Canyon	85	—
Lumwana	23	—
Lagunas Norte	—	(86)
Golden Sunlight	—	15
Pueblo Viejo	—	(7)
Tanzania	—	5
Hemlo	—	5
Other	5	5
Total impairment charges (reversals) of non-current assets	$483	($63)
Loulo-Gounkoto goodwill	1,188	—
Total goodwill impairment charges	$1,188	$—
Total impairment charges (reversals)	$1,671	($63)

2022 Indicators of Impairment and Reversals
In the fourth quarter of 2022, as per our policy, we performed our annual goodwill impairment test as required by IAS 36 and identified an impairment at our Loulo-Gounkoto mine. Also in the fourth quarter of 2022, we reconstituted the Reko Diq project, which was an indicator of impairment reversal, and we reviewed the updated LOM plans for our other operating minesites for indicators of impairment or reversal. We noted an indicator of impairment at our Veladero and Long Canyon mines.

Loulo-Gounkoto
In the fourth quarter of 2022, we performed the annual goodwill impairment test at Loulo-Gounkoto and determined that the carrying value of $4,260 million exceeded the FVLCD. We observed a decrease in the mine’s discounted cash flows reflecting higher operating and capital costs largely due to inflationary pressures and a higher WACC driven by higher interest rates as central banks have increased rates to combat inflation. Therefore we recorded a goodwill impairment of $1,188 million, based on a FVLCD of $3,072 million. The key assumptions used in this assessment are listed below.

Veladero
In the fourth quarter of 2022, we updated the LOM plan for Veladero and we observed a decrease in the mine’s discounted cash flows reflecting higher operating and capital costs largely due to significant inflationary pressures coupled with strict Argentine foreign exchange controls, a decrease in expected recovery rates from the leach pad and an increase in the WACC primarily due to higher country risk and higher risk-free rates. We determined that this was an indicator of impairment and concluded that the carrying value of $839 million exceeded the FVLCD and we recorded a non-current asset impairment of $490 million, based on a FVLCD of $479 million. A net realizable value impairment of leach pad inventory of $42 million was also recorded (refer to note 17). The key assumptions used in this assessment are consistent with our testing of goodwill impairment in the fourth quarter of 2022, as listed below.

Long Canyon
In the fourth quarter of 2022, we updated the LOM plan for Long Canyon and we observed a decrease in the mine’s discounted cash flows reflecting an update in the permitting timeline based on our experience at Goldrush and an increase in the WACC primarily due to higher risk-free rates as central banks have increased rates to combat inflation. We determined that this was an indicator of impairment and concluded that the carrying value of $391 million exceeded the FVLCD and we recorded a non-current asset impairment of $84 million, based on a FVLCD of $319 million. The key assumptions used in this assessment are consistent with our testing of goodwill impairment in the fourth quarter of 2022, as listed below.

Reko Diq
On December 15, 2022, Barrick completed the reconstitution of the Reko Diq project in Pakistan’s

BARRICK YEAR-END 2022	145	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Balochistan province. The project was suspended in 2011 due to a dispute over the legality of its licensing process, and in 2012, an impairment of $120 million was recorded relating to our 37.5% investment in the Reko Diq project. The reconstitution resolves the damages originally awarded by the International Centre for the Settlement of Investment Disputes and disputed in the International Chamber of Commerce.
The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the Provincial Government of Balochistan, an additional 15% held by a special purpose company owned by the Provincial Government of Balochistan and 25% owned by other federal state-owned enterprises. Barrick is the operator of the project.
In the fourth quarter of 2022, we recorded an impairment reversal of $120 million relating to the carrying value of our equity method investment in the Reko Diq project that we fully impaired in 2012. In addition, we recognized a gain of $300 million in other income as Barrick’s interest in the Reko Diq project increased from 37.5% to 50% as a result of the reconstitution of the project and we did not give up any consideration for the additional interest. The measurement of the gain was based on the sale price agreed upon by Barrick’s original partner in the Reko Diq joint venture to exit the reconstituted project.

Porgera
On April 9, 2021, the PNG government and BNL agreed on a partnership for the future ownership and operation of the Porgera mine. Porgera has been in care and maintenance since April 2020, when the government declined to renew its SML. The financial impact will be determined once all definitive agreements, which are currently being negotiated, have been signed. We have determined that the carrying value of our 47.5% share of Porgera ($327 million as at December 31, 2022) remains recoverable and there is no impairment loss to recognize. The ultimate resolution of this dispute may differ from this determination and there is no certainty that the carrying value will remain recoverable. Refer to note 35 for more information.

2021 Indicators of Impairment and Reversals
In the fourth quarter of 2021, as per our policy, we performed our annual goodwill impairment test as required by IAS 36 and identified no impairments. Also in the fourth quarter of 2021, we reviewed the updated LOM plans for our other operating minesites for indicators of impairment or reversal. We noted an indicator of impairment at Long Canyon and an indicator of impairment reversal at Lumwana.

Long Canyon
The delayed timing of permitting activities and an updated geological model resulting in lower production over the LOM plan represented impairment triggers in the fourth quarter of 2021. We performed an analysis and concluded that the carrying amount remained recoverable under the revised LOM plan as at December 31, 2021. The key assumptions used in this assessment were consistent with our testing of goodwill impairment in the fourth quarter of 2021, as listed below.

Lumwana
In the fourth quarter of 2021, the Zambian government enacted amendments to the income tax laws, effective January 1, 2022, which allow for the deductibility of royalties when calculating income tax. We determined that this was an indicator of an impairment reversal, therefore we performed an analysis of the FVLCD and concluded that no reversal was appropriate at this time.

First Quarter 2021
Lagunas Norte
As described in note 4, on February 16, 2021, we announced an agreement to sell our 100% interest in the Lagunas Norte gold mine in Peru to Boroo for total consideration of up to $81 million. An impairment reversal of $86 million was recognized in the first quarter of 2021 based on the March 31, 2021 fair value of the consideration to be received of $63 million. Lagunas Norte was in a net liability position, which resulted in an impairment reversal that exceeded the FVLCD. The transaction closed on June 1, 2021.

Key Assumptions
Recoverable amount has been determined based on the estimated FVLCD, which has been determined to be greater than the VIU amounts. The key assumptions and estimates used in determining the FVLCD are related to future metal prices, weighted average costs of capital, NAV multiples for gold assets, operating costs, capital expenditures, closure costs, future production levels, continued license to operate, evidence of value from current year disposals and the expected start of production for our projects. In addition, assumptions are related to observable market evaluation metrics, including identification of comparable entities, and associated market values per ounce and per pound of reserves and/or resources, as well as the fair value of mineral resources outside of LOM plans.

Gold
For the gold segments where a recoverable amount was required to be determined, FVLCD was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects within the CGU (Level 3 of the fair value hierarchy). The estimates of future cash flows were derived from the LOM plans and, where the LOM plans exclude a material portion of total reserves and resources, we assign value to resources not considered in these models. Based on observable market or publicly available data, including forward prices and equity sell-side analyst forecasts, we make an assumption of future gold, copper and silver prices to estimate future revenues. The future cash flows for each gold mine are discounted using a real WACC, which reflects specific market risk factors for each mine. Some gold companies trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan or reserve and resource estimates, and the benefit of gold price optionality. As a result, we applied a specific NAV multiple to the NPV of

BARRICK YEAR-END 2022	146	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
each CGU within each gold segment based on the NAV multiples observed in the market in recent periods and that we judged to be appropriate to the CGU.

Assumptions
The short-term and long-term gold and copper price assumptions used in our fourth quarter 2022 and 2021 impairment testing are as follows:

	2022	2021
Gold price per oz (short-term)	$1,700	$1,700
Gold price per oz (long-term)	1,550	1,500
Copper price per lb (short-term)	3.50	4.00
Copper price per lb (long-term)	3.25	3.00
Neither the increase in the long-term gold price nor long-term copper price assumption from 2021 were considered an indicator of impairment reversal as the increased price would not, in isolation, have resulted in the identification of an impairment reversal at our mines with reversible impairments. The other key assumptions used in our impairment testing, based on the CGUs tested in each year, are summarized in the table below:

	2022	2021
WACC - gold (range)	4%-13%	3%-8%
WACC - gold (avg)	6%	4%
WACC - copper	n/a	12%
NAV multiple - gold (avg)	1.2	1.2
LOM years - gold (avg)	20	19

Sensitivities
Should there be a significant increase or decline in commodity prices, we would take actions to assess the implications on our LOM plans, including the determination of reserves and resources, and the appropriate cost structure for the CGU. The recoverable amount of the CGU would be affected by these changes and also be impacted by other market factors such as changes in NAV multiples and the value per ounce/pound of comparable market entities.
We performed a sensitivity analysis on each gold CGU that was tested as part of the goodwill impairment test, as well as those gold CGUs which we believe are most sensitive to changes in the key assumptions. We flexed the gold prices, WACC and NAV multiple, which are the most significant assumptions that impact the impairment calculations. We first assumed a +/- $100 per ounce change in our gold price assumptions, while holding all other assumptions constant. We then assumed a +/-1% change in our WACC, independent from the change in gold prices, while holding all other assumptions constant. Finally, we assumed a +/- 0.1 change in the NAV multiple, while holding all other assumptions constant. These sensitivities help to determine the theoretical impairment losses or impairment reversals that would be recorded with these changes in gold prices, WACC and NAV multiple.
If the gold price per ounce was increased by $100, the goodwill impairment recognized for Loulo-Gounkoto would have been lower by $617 million, the non-current asset impairment for Veladero would have been lower by $90 million and there would not have been a non-current asset impairment at Long Canyon. If the gold price per ounce was decreased by $100, the goodwill impairment recognized for Loulo-Gounkoto would have been higher by
$283 million, the non-current asset impairments would have increased by $71 million at Veladero and $55 million at Long Canyon and a non-current asset impairment of $278 million would have been recognized at Bulyanhulu.
If the WACC was decreased by 1%, the goodwill impairment recognized for Loulo-Gounkoto would have been lower by $412 million, and a non-current asset impairment of $155 million would have been recognized at Bulyanhulu, no additional non-current asset impairment would have been recognized for Veladero and there would not have been a non-current asset impairment at Long Canyon. If the WACC was increased by 1%, no additional goodwill impairment would have been recognized for Loulo-Gounkoto, an additional non-current asset impairment of $39 million at Long Canyon would have been recognized and there would have been no change in the non-current asset impairment at Veladero.
If the NAV multiple was decreased by 0.1, there would have been no additional goodwill impairment, a non-current asset impairment of $167 million would have been recognized at Bulyanhulu, but no additional non-current asset impairments recognized at Veladero or Long Canyon. If the NAV multiple was increased by 0.1, the goodwill impairment recognized for Loulo-Gounkoto would have been lower by $416 million, the non-current asset impairments would have decreased by $55 million at Veladero and there would have been no change in the non-current asset impairment at Long Canyon.
The carrying value of the CGUs that are most sensitive to changes in the key assumptions used in the FVLCD calculation are:

As at December 31, 2022	Carrying Value
Loulo-Gounkoto	$3,165
Bulyanhulu	1,047
Veladero	561
Long Canyon	336

BARRICK YEAR-END 2022	147	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
22 ■ Other Assets

	As at December 31, 2022	As at December 31, 2021
Value added taxes receivable[1]	$218	$199
Other investments[2]	112	414
Notes receivable[3]	160	123
Norte Abierto JV Partner Receivable	149	150
Restricted cash[4]	151	147
Prepayments[5]	223	253
Derivative assets[6]	—	53
Other	115	170
	$1,128	$1,509
1Includes VAT and fuel tax receivables of $29 million in Argentina, $119 million in Tanzania and $70 million in Chile (Dec. 31, 2021: $47 million, $94 million and $58 million, respectively).
2Includes equity investments in other mining companies.
3Primarily represents the interest bearing promissory note due from NovaGold.
4Primarily represents the cash balance at Pueblo Viejo that is contractually restricted in respect of disbursements for environmental rehabilitation that are expected to occur near the end of Pueblo Viejo’s mine life.
5Primarily relates to prepaid royalties at Carlin and Pueblo Viejo.
6Reclassified to Other Current Assets and primarily consists of contingent consideration received as part of the sale of Massawa in 2020 and Lagunas Norte in 2021.

23 ■ Accounts Payable

	As at December 31, 2022	As at December 31, 2021
Accounts payable	$741	$539
Accruals[1]	556	676
Payroll accruals[1]	259	233
	$1,556	$1,448
12021 figures have been restated to reflect the change in presentation to present payroll accruals ($233 million) separately from accruals.

24 ■ Other Current Liabilities

	As at December 31, 2022	As at December 31, 2021
Payable to Antofagasta plc[1]	$945	$—
Provision for environmental rehabilitation (note 27b)	191	166
Deposit on Pueblo Viejo gold and silver streaming agreement	54	43
Share-based payments (note 34a)	50	57
Pueblo Viejo JV partner shareholder loan (note 29)	32	9
Other	116	63
	$1,388	$338
1Relates to a liability to Antofagasta plc, which will fund their exit from the Reko Diq project, following its reconstitution as described in note 4.

25 ■ Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these consolidated financial statements as follows: accounts receivable (note 18); restricted share units (note 34a).
a) Cash and Equivalents
Cash and equivalents include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days.

	As at December 31, 2022	As at December 31, 2021
Cash deposits	$2,994	$3,691
Term deposits	1,443	1,582
Money market investments	3	7
	$4,440	$5,280
Of total cash and cash equivalents as of December 31, 2022, $nil (2021: $nil) was held in subsidiaries which have regulatory or contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

BARRICK YEAR-END 2022	148	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
b) Debt and Interest1

	Closing balance December 31, 2021	Proceeds	Repayments	Amortization and other[2]	Closing balance December 31, 2022
5.7% notes[3,10]	$843	$—	$—	$1	$844
5.25% notes[4]	744	—	(375)	3	372
5.80% notes[5,10]	395	—	—	1	396
6.35% notes[6,10]	594	—	—	1	595
Other fixed rate notes[7,10]	1,082	—	—	1	1,083
Leases[8]	68	—	(20)	22	70
Other debt obligations	581	—	—	(3)	578
5.75% notes[9,10]	843	—	—	1	844
	$5,150	$—	($395)	$27	$4,782
Less: current portion[11]	(15)	—	—	—	(13)
	$5,135	$—	($395)	$27	$4,769

	Closing balance December 31, 2020	Proceeds	Repayments	Amortization and other[2]	Closing balance December 31, 2021
5.7% notes[3,10]	$842	$—	$—	$1	$843
5.25% notes[4]	744	—	—	—	744
5.80% notes[5,10]	395	—	—	—	395
6.35% notes[6,10]	594	—	—	—	594
Other fixed rate notes[7,10]	1,081	—	—	1	1,082
Leases[8]	66	—	(20)	22	68
Other debt obligations	590	—	(7)	(2)	581
5.75% notes[9,10]	843	—	—	—	843
	$5,155	$—	($27)	$22	$5,150
Less: current portion[11]	(20)	—	—	—	(15)
	$5,135	$—	($27)	$22	$5,135
1The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick, at its option, to redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.
2Amortization of debt premium/discount and increases (decreases) in capital leases.
3Consists of $850 million (2021: $850 million) of our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”) notes due 2041.
4Consists of $375 million (2021: $750 million) of 5.25% notes which mature in 2042.
5Consists of $400 million (2021: $400 million) of 5.80% notes which mature in 2034.
6Consists of $600 million (2021: $600 million) of 6.35% notes which mature in 2036.
7Consists of $1.1 billion (2021: $1.1 billion) in conjunction with our wholly-owned subsidiary BNAF and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $250 million (2021: $250 million) of BNAF notes due 2038 and $850 million (2021: $850 million) of BPDAF notes due 2039.
8Consists primarily of leases at Nevada Gold Mines, $17 million, Loulo-Gounkoto, $24 million, Veladero, $9 million, Lumwana, $4 million, Hemlo, $2 million, Pascua-Lama, $2 million and Tongon, $2 million (2021: $18 million, $25 million, $2 million, $6 million, $4 million, $2 million and $4 million, respectively).
9Consists of $850 million (2021: $850 million) in conjunction with our wholly-owned subsidiary BNAF.
10We provide an unconditional and irrevocable guarantee on all BNAF, BPDAF, Barrick Gold Finance Company (“BGFC”), and Barrick (HMC) Mining (“BHMC”) notes and generally provide such guarantees on all BNAF, BPDAF, BGFC, and BHMC notes issued, which rank equally with our other unsecured and unsubordinated obligations.
11The current portion of long-term debt consists of leases ($13 million; 2021: $15 million).

BARRICK YEAR-END 2022	149	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
5.7% Notes
In June 2011, BNAF issued an aggregate of $4.0 billion in debt securities including $850 million of 5.70% notes that mature in 2041 issued by BNAF (collectively, the “BNAF Notes”). Barrick provides an unconditional and irrevocable guarantee of the BNAF Notes, which rank equally with Barrick’s other unsecured and unsubordinated obligations.

5.25% Notes
On April 3, 2012, we issued an aggregate of $2 billion in debt securities including $750 million of 5.25% notes that mature in 2042. During 2022, $375 million of the 5.25% notes was repaid.

Other Fixed Rate Notes
On October 16, 2009, we issued debentures through our wholly-owned indirect subsidiary BPDAF consisting of $850 million of 30-year notes with a coupon rate of 5.95%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations.
In September 2008, we issued an aggregate of $1.25 billion of notes through our wholly-owned indirect subsidiaries BNAF and BGFC including $250 million of 30-year notes with a coupon rate of 7.5%. We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations.

5.75% Notes
On May 2, 2013, we issued an aggregate of $3 billion in notes through Barrick and our wholly-owned indirect subsidiary BNAF including $850 million of 5.75% notes issued by BNAF that mature in 2043. $2 billion of the net proceeds from this offering was used to repay amounts outstanding under our revolving credit facility at that time. We provide an unconditional and irrevocable guarantee on the $850 million of 5.75% notes issued by BNAF, which rank equally with our other unsecured and unsubordinated obligations.

Amendment and Refinancing of the Credit Facility
In May 2022, we amended the credit and guarantee agreement (the “Credit Facility”) with certain Lenders, which requires such Lenders to make available to us a credit facility of $3.0 billion or the equivalent amount in Canadian dollars. The Credit Facility, which is unsecured, currently has an interest rate of Secured Overnight Financing Rate (“SOFR”) plus 1.00% on drawn amounts, and a standby rate of 0.09% on undrawn amounts. As part of the amendment, the termination date of the Credit Facility was extended from May 2026 to May 2027. The Credit Facility was undrawn as at December 31, 2022.
Interest

	2022		2021
For the years ended December 31	Interest cost	Effective rate[1]	Interest cost	Effective rate[1]
5.7% notes	$49	5.74%	$49	5.74%
5.25% notes	37	5.47%	40	5.29%
5.80% notes	23	5.85%	23	5.85%
6.35% notes	38	6.41%	38	6.41%
Other fixed rate notes	70	6.39%	70	6.38%
Leases	4	6.56%	5	7.66%
Other debt obligations	35	6.25%	35	6.25%
5.75% notes	49	5.79%	49	5.79%
Deposits on Pascua-Lama silver sale agreement (note 29)	4	2.82%	4	2.82%
Deposits on Pueblo Viejo gold and silver streaming agreement (note 29)	29	6.07%	31	6.24%
Other interest	34		21
	$372		$365
Less: interest capitalized	(29)		(16)
	$343		$349
1The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with debt.

BARRICK YEAR-END 2022	150	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Scheduled Debt Repayments1

	Issuer	Maturity Year	2023	2024	2025	2026	2027	2028 and thereafter	Total
7.73% notes[2]	BGC	2025	$—	$—	$7	$—	$—	$—	$7
7.70% notes[2]	BGC	2025	—	—	5	—	—	—	5
7.37% notes[2]	BGC	2026	—	—	—	32	—	—	32
8.05% notes[2]	BGC	2026	—	—	—	15	—	—	15
6.38% notes[2]	BGC	2033	—	—	—	—	—	200	200
5.80% notes	BGC	2034	—	—	—	—	—	200	200
5.80% notes	BGFC	2034	—	—	—	—	—	200	200
6.45% notes[2]	BGC	2035	—	—	—	—	—	300	300
6.35% notes	BHMC	2036	—	—	—	—	—	600	600
7.50% notes[3]	BNAF	2038	—	—	—	—	—	250	250
5.95% notes[3]	BPDAF	2039	—	—	—	—	—	850	850
5.70% notes	BNAF	2041	—	—	—	—	—	850	850
5.25% notes	BGC	2042	—	—	—	—	—	375	375
5.75% notes	BNAF	2043	—	—	—	—	—	850	850
			$—	$—	$12	$47	$—	$4,675	$4,734
Minimum annual payments under leases			$13	$9	$9	$9	$8	$22	$70
1This table illustrates the contractual undiscounted cash flows, and may not agree with the amounts disclosed in the consolidated balance sheet.
2Included in Other debt obligations in the Long-Term Debt table.
3Included in Other fixed rate notes in the Long-Term Debt table.

c)    Derivative Instruments (“Derivatives”)
In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by
● Revenue	● Prices of gold, silver and copper
● Cost of sales
o Consumption of diesel fuel, propane, natural gas, and electricity	o Prices of diesel fuel, propane, natural gas, and electricity
o Non-US dollar expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, EUR, PGK, TZS, XOF, ZAR and ZMW
● General and administration, exploration and evaluation costs	● Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, GBP, PGK, TZS, XOF, ZAR, and ZMW
● Capital expenditures
o Non-US dollar capital expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, CLP, DOP, EUR, GBP, PGK, XOF, ZAR, and ZMW
o Consumption of steel	o Price of steel
● Interest earned on cash and equivalents	● US dollar interest rates
● Interest paid on fixed-rate borrowings	● US dollar interest rates

The time frame and manner in which we manage those risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.
We use derivatives as part of our risk management program to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship.
Certain derivatives are designated as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of highly probable forecasted transactions (“cash flow hedges”), collectively known as “accounting hedges”. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Some of the derivatives we use are effective in achieving our risk management objectives, but they do not meet the strict hedge accounting criteria. These derivatives are considered to be “non-hedge derivatives”.
During 2022 and 2021, we did not enter into any derivative contracts for US dollar interest rates, currencies, or commodity inputs. We had no contracts outstanding at December 31, 2022.

BARRICK YEAR-END 2022	151	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
26 ■ Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

a)     Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair Value Measurements
At December 31, 2022	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair Value
	(Level 1)	(Level 2)	(Level 3)
Other investments[1]	$112	$—	$—	$112
Derivatives	—	59	—	59
Receivables from provisional copper and gold sales	—	188	—	188
	$112	$247	$—	$359

Fair Value Measurements
At December 31, 2021	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair Value
	(Level 1)	(Level 2)	(Level 3)
Other investments[1]	$414	$—	$—	$414
Derivatives	—	53	—	53
Receivables from provisional copper and gold sales	—	242	—	242
	$414	$295	$—	$709
1   Includes equity investments in other mining companies.

b)   Fair Values of Financial Assets and Liabilities

	At December 31, 2022		At December 31, 2021
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other assets[1,5]	$1,358	$1,358	$382	$382
Other investments[2]	112	112	414	414
Derivative assets[3]	59	59	53	53
	$1,529	$1,529	$849	$849
Financial liabilities
Debt[4]	$4,782	$4,922	$5,150	$6,928
Other liabilities[5]	1,562	1,562	473	473
	$6,344	$6,484	$5,623	$7,401
1Includes restricted cash and amounts due from our partners.
2Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
3Primarily consists of contingent consideration received as part of the sale of Massawa and Lagunas Norte.
4Debt is generally recorded at amortized cost except for obligations that are designated in a fair-value hedge relationship, in which case the carrying amount is adjusted for changes in fair value of the hedging instrument in periods when a hedge relationship exists. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.
5Other assets include a restricted cash balance and other liabilities include a liability to Antofagasta plc. The restricted cash will fund Antofagasta plc’s exit from the Reko Diq project, following its reconstitution as described in note 4.

The fair values of the Company’s remaining financial assets and liabilities, which include cash and equivalents, accounts receivable and trade and other payables approximate their carrying values due to their short-term nature. We do not offset financial assets with financial liabilities.

BARRICK YEAR-END 2022	152	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
c)   Assets Measured at Fair Value on a Non-Recurring Basis Valuation Techniques

At December 31, 2022	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Aggregate fair value
	(Level 1)	(Level 2)	(Level 3)
Property, plant and equipment[1]	—	—	648	648
Goodwill[2]	—	—	484	484
1 Property, plant and equipment were written down by $574 million, which was included in earnings in this period.
2 Goodwill was written down at Loulo-Gounkoto by $1,188 million, which was included in earnings in this period.

Receivables from Provisional Copper and Gold Sales
The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Other Long-Term Assets
The fair value of property, plant and equipment, goodwill, intangibles and other assets is determined primarily using an income approach based on unobservable cash flows and a market multiples approach where applicable, and as a result is classified within Level 3 of the fair value hierarchy. Refer to note 21 for disclosure of inputs used to develop these measures.

27 ■ Provisions

a) Provisions
	As at December 31, 2022	As at December 31, 2021
Environmental rehabilitation (“PER”)	$2,013	$2,559
Post-retirement benefits	46	48
Share-based payments	14	17
Other employee benefits	36	42
Other	102	102
	$2,211	$2,768

b) Environmental Rehabilitation
	2022	2021
At January 1	$2,725	$3,081
PERs divested during the year	—	(265)
Closed Sites
Impact of revisions to expected cash flows recorded in earnings	(117)	44
Settlements
Cash payments	(102)	(89)
Settlement gains	(5)	(6)
Accretion	23	18
Operating Sites
PER revisions in the year	(317)	(42)
Settlements
Cash payments	(43)	(44)
Settlement gains	(3)	(2)
Accretion	43	30
At December 31	$2,204	$2,725
Current portion (note 24)	(191)	(166)
	$2,013	$2,559

The eventual settlement of substantially all PERs estimated is expected to take place between 2023 and 2062.

The total PER has increased in the fourth quarter of 2022 by $126 million primarily due to changes in cost estimates at our Cortez, Carlin and Pascua-Lama properties, combined with a decrease in the discount rate. For the year ended December 31, 2022, our PER balance decreased by $521 million primarily due to an increase in the discount rate and spending incurred during the year, partially offset by the changes in cost estimates described above. A 1% increase in the discount rate would result in a decrease in the PER by $219 million and a 1% decrease in the discount rate would result in an increase in the PER by $266 million, while holding the other assumptions constant.

BARRICK YEAR-END 2022	153	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
28 ■ Financial Risk Management

Our financial instruments are comprised of financial liabilities and financial assets. Our principal financial liabilities, other than derivatives, comprise accounts payable and debt. The main purpose of these financial instruments is to manage short-term cash flow and raise funds for our capital expenditure program. Our principal financial assets, other than derivative instruments, are cash and equivalents, restricted cash, accounts receivable, notes receivable and JV partner receivable, which arise directly from our operations. In the normal course of business, we use derivative instruments to mitigate exposure to various financial risks.
We manage our exposure to key financial risks in accordance with our financial risk management policy. The objective of the policy is to support the delivery of our financial targets while protecting future financial security. The main risks that could adversely affect our financial assets, liabilities or future cash flows are as follows:
a.Market risk, including commodity price risk, foreign currency and interest rate risk;
b.Credit risk;
c.Liquidity risk; and
d.Capital risk management.

Management designs strategies for managing each of these risks, which are summarized below. Our senior management oversees the management of financial risks. Our senior management ensures that our financial risk-taking activities are governed by policies and procedures and that financial risks are identified, measured and managed in accordance with our policies and our risk appetite. All derivative activities for risk management purposes are carried out by the appropriate personnel.

a) Market Risk
Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of our financial instruments. We manage market risk by either accepting it or mitigating it through the use of derivatives and other economic hedging strategies.

Commodity Price Risk
Gold and Copper
We sell our gold and copper production in the world market. The market prices of gold and copper are the primary drivers of our profitability and ability to generate both operating and free cash flow. Our corporate treasury group implements hedging strategies on an opportunistic basis to protect us from downside price risk on our gold and copper production. We did not enter into any positions during 2022 and 2021 and we do not have any positions outstanding as at December 31, 2022. Our gold and copper production is subject to market prices.

Fuel
We consume diesel fuel and natural gas to run our operations. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude oil and natural gas prices have a direct and indirect impact on our production costs.

Foreign Currency Risk
The functional and reporting currency for all of our operating segments is the US dollar and we report our results using the US dollar. The majority of our operating and capital expenditures are denominated and settled in US dollars. We have exposure to the Argentine peso through operating costs at our Veladero mine, and peso denominated VAT receivable balances. In addition, we have exposure to the Canadian and Australian dollars, Chilean peso, Papua New Guinea kina, Zambian kwacha, Tanzanian shilling, Dominican peso, West African CFA franc, Euro, South African rand, and British pound through mine operating and capital costs. Consequently, fluctuations in the US dollar exchange rate against these currencies increase the volatility of cost of sales, general and administrative costs and overall net earnings, when translated into US dollars.

Interest Rate Risk
Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Currently, our interest rate exposure mainly relates to interest receipts on our cash balances ($4.4 billion at the end of the year); the mark-to-market value of derivative instruments; and to the interest payments on our variable-rate debt ($0.1 billion at December 31, 2022).
The effect on net earnings and equity of a 1% change in the interest rate of our financial assets and liabilities as at December 31, 2022 is approximately $39 million (2021: $37 million).

b) Credit Risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and equivalents, restricted cash, notes receivable, JV partner receivable, accounts receivable, as well as derivative assets. To mitigate our inherent exposure to credit risk on all financial assets listed above (other than derivative assets) we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. We also invest our excess cash and equivalents in highly rated financial institutions, primarily within the United States and Canada. Furthermore, we sell our gold and copper production into the world market and to financial institutions and private customers with strong credit ratings. Historically, customer defaults have not had a significant impact on our operating results or financial position.
The Company’s maximum exposure to credit risk at the reporting date is the carrying value of each of the financial assets, excluding derivative assets, disclosed as follows:

BARRICK YEAR-END 2022	154	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

	As at December 31, 2022	As at December 31, 2021
Cash and equivalents	$4,440	$5,280
Accounts receivable	554	623
Derivative assets	59	53
Notes receivable	160	123
Norte Abierto JV partner receivable	172	173
Restricted cash	1,096	147
	$6,481	$6,399

c) Liquidity Risk
Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate refinancing risk and by monitoring of forecasted and actual cash flows. Details of the undrawn credit facility are included in note 25.
Our capital structure comprises a mix of debt, non-controlling interest and shareholders’ equity. As at December 31, 2022, our total debt was $4.8 billion (debt net of cash and equivalents was $342 million) compared to total debt as at December 31, 2021 of $5.2 billion (debt net of cash and equivalents was $(130) million).

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; issuance of long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of A3 and BBB+, respectively); and drawing on the $3.0 billion available under our undrawn credit facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). The key financial covenant in the Credit Facility (undrawn as at December 31, 2022) requires Barrick to maintain a net debt to total capitalization ratio, as defined in the agreement, of 0.60:1 or lower (Barrick’s net debt to total capitalization ratio was 0.01:1 as at December 31, 2022).
The following table outlines the expected maturity of our significant financial assets and liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. As the amounts presented in the table are the contractual undiscounted cash flows, these balances may not agree with the amounts disclosed in the balance sheet.

BARRICK YEAR-END 2022	155	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

As at December 31, 2022
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$4,440	$—	$—	$—	$4,440
Accounts receivable	554	—	—	—	554
Notes receivable	—	11	3	146	160
Norte Abierto JV partner receivable	23	25	—	124	172
Restricted cash	945	15	—	136	1,096
Derivative assets	59	—	—	—	59
Trade and other payables	1,556	—	—	—	1,556
Debt	13	30	64	4,697	4,804
Other liabilities	1,017	210	76	259	1,562
As at December 31, 2021
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$5,280	$—	$—	$—	$5,280
Accounts receivable	623	—	—	—	623
Notes receivable	—	1	—	122	123
Norte Abierto JV partner receivable	23	46	—	104	173
Restricted cash	—	12	—	135	147
Derivative assets	—	53	—	—	53
Trade and other payables	1,448	—	—	—	1,448
Debt	15	17	67	5,077	5,176
Other liabilities	30	196	92	155	473

d) Capital Risk Management
Our objective when managing capital is to provide value for shareholders by maintaining an optimal short-term and long-term capital structure in order to reduce the overall cost of capital while preserving our ability to continue as a going concern. Our capital management objectives are to safeguard our ability to support our operating requirements on an ongoing basis, continue the development and exploration of our mineral properties and support any expansion plans. Our objectives are also to ensure that we maintain a strong balance sheet and optimize the use of debt and equity to support our business and provide financial flexibility in order to provide meaningful returns to shareholders and maximize shareholder value. We define capital as total debt less cash and equivalents and it is managed by management subject to approved policies and limits by the Board of Directors. We have no significant financial covenants or capital requirements with our lenders or other parties other than what is discussed under liquidity risk in note 28c.

29 ■ Other Non-Current Liabilities

	As at December 31, 2022	As at December 31, 2021
Deposit on Pascua-Lama silver sale agreement	$158	$154
Deposit on Pueblo Viejo gold and silver streaming agreement[1]	415	438
Long-term income tax payable	200	267
GoT shareholder loan	118	150
Pueblo Viejo JV partner shareholder loan	318	164
Provision for offsite remediation	32	52
Other	88	76
	$1,329	1,301
1Revenues of $40 million were recognized in 2022 (2021: $44 million) through the draw-down of our streaming liabilities relating to a contract in place at Pueblo Viejo.

Government of Tanzania Shareholder Loan
On January 24, 2020, Barrick formalized the establishment of a joint venture between Barrick and the Government of Tanzania (“GoT”). Effective January 1, 2020, the GoT received a 16% interest in the shareholder loans owed by Bulyanhulu and Buzwagi, of which $167 million was payable to the GoT. During 2021, $16 million was repaid. During 2022, $32 million was offset against value added taxes recoverable.

BARRICK YEAR-END 2022	156	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Pueblo Viejo Shareholder Loan
In November 2020, Pueblo Viejo entered into a $1.3 billion loan facility agreement with its shareholders (the “PV Shareholder Loan”) to provide long-term financing to expand the mine. The shareholders will lend funds pro rata in accordance with their shareholding in Pueblo Viejo. The PV Shareholder Loan is broken up into two facilities: $0.8 billion of funds that could be drawn on a pro rata basis until June 30, 2022 (“Facility I”) and $0.5 billion of funds that can be drawn on a pro rata basis until June 30, 2025 (“Facility II”). During 2022, Facility I was extended to December 31, 2022. Starting in 2023, amortized repayments for Facility I are due to begin twice yearly on the scheduled repayment dates, with a final maturity date of February 28, 2032. Amortized repayments for Facility II are due to begin twice yearly on the scheduled repayment dates after June 30, 2025, with a final maturity date of February 28, 2035. The interest rate on drawn amounts is SOFR plus 400 basis points. During 2022, 2021 and 2020, $369 million, $327 million and $104 million, respectively, were drawn on Facility I, fully drawing it down, including $147 million, $131 million and $42 million, respectively, from Barrick’s Pueblo Viejo JV partner. During 2022, $75 million was drawn on Facility II, including $30 million from Barrick’s Pueblo Viejo JV partner.

Pascua-Lama Silver Sale Agreement
Our silver sale agreement with Wheaton requires us to deliver 25 percent of the life of mine silver production from the Pascua-Lama project once it is constructed and required delivery of 100 percent of silver production from the Lagunas Norte, Pierina and Veladero mines until March 31, 2018. In return, we were entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1 percent starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement. An imputed interest expense was recorded on the liability at the rate implicit in the agreement. The liability plus imputed interest was amortized based on the difference between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement. The completion date guarantee under the silver sale agreement for Pascua-Lama was originally December 31, 2015 but was subsequently extended to June 30, 2020. Per the terms of the amended silver purchase agreement, if the requirements of the completion guarantee were not satisfied by June 30, 2020, then Wheaton had the right to terminate the agreement within 90 days of that date, in which case, they would have been entitled to the return of the upfront consideration paid less credit for silver delivered up to the date of that event.
Given that, as of September 28, 2020, Wheaton had not exercised its termination right, a residual liability of $253 million remains due on September 1, 2039 (assuming no future deliveries are made). This residual cash liability was remeasured to $148 million as at September 30, 2020, which was the present value of the liability due in 2039 discounted at a rate estimated for comparable liabilities, including Barrick's outstanding debt. The liability had a balance of $158 million as at December 31, 2022 and is measured at amortized cost.

Pueblo Viejo Gold and Silver Streaming Agreement
On September 29, 2015, we closed a gold and silver streaming transaction with Royal Gold, Inc. (“Royal Gold”) for production linked to Barrick’s 60 percent interest in the Pueblo Viejo mine. Royal Gold made an upfront cash payment of $610 million and will continue to make cash payments for gold and silver delivered under the agreement. The $610 million upfront payment is not repayable and Barrick is obligated to deliver gold and silver based on Pueblo Viejo’s production. We have accounted for the upfront payment as deferred revenue and will recognize it in earnings, along with the ongoing cash payments, as the gold and silver is delivered to Royal Gold. We will also be recording accretion expense on the deferred revenue balance as the time value of the upfront deposit represents a significant component of the transaction.
Under the terms of the agreement, Barrick will sell gold and silver to Royal Gold equivalent to:
•7.5 percent of Barrick’s interest in the gold produced at Pueblo Viejo until 990,000 ounces of gold have been delivered, and 3.75 percent thereafter. As at December 31, 2022, approximately 317,000 ounces of gold have been delivered.
•75 percent of Barrick’s interest in the silver produced at Pueblo Viejo until 50 million ounces have been delivered, and 37.5 percent thereafter. Silver will be delivered based on a fixed recovery rate of 70 percent. Silver above this recovery rate is not subject to the stream. As at December 31, 2022, approximately 11 million ounces of silver have been delivered.

Barrick will receive ongoing cash payments from Royal Gold equivalent to 30 percent of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of silver delivered. Thereafter payments will double to 60 percent of prevailing spot prices for each subsequent ounce of gold and silver delivered. Ongoing cash payments to Barrick are tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.

BARRICK YEAR-END 2022	157	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
30 ■ Deferred Income Taxes

Recognition and Measurement
We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: substantively enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. In addition, the measurement and recognition of deferred tax assets takes into account tax planning strategies. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets and liabilities are allocated between net income, other comprehensive income, equity and goodwill based on the source of the change.
Current income taxes of $29 million have been provided in the year on the undistributed earnings of certain foreign subsidiaries. Our total income tax provision for these items as at December 31, 2022 is $41 million. Deferred income taxes have not been provided on the undistributed earnings of all other foreign subsidiaries for which we are able to control the timing of the remittance, and it is probable that there will be no remittance in the foreseeable future. These undistributed earnings amounted to $14,569 million as at December 31, 2022.

Sources of Deferred Income Tax Assets and Liabilities

	As at December 31, 2022	As at December 31, 2021
Deferred tax assets
Tax loss carry forwards	$307	$330
Tax credits	—	10
Environmental rehabilitation	205	262
Post-retirement benefit obligations and other employee benefits	31	30
Other working capital	85	68
Other	10	5
	$638	$705
Deferred tax liabilities
Property, plant and equipment	(3,476)	(3,556)
Inventory	(389)	(416)
Accrued interest payable	(1)	3
	($3,228)	($3,264)
Classification:
Non-current assets	$19	$29
Non-current liabilities	(3,247)	(3,293)
	($3,228)	($3,264)

Expiry Dates of Tax Losses

	2023	2024	2025	2026	2027+	No expiry date	Total
Non-capital tax losses[1]
Australia	$—	$—	$—	$—	$—	$54	$54
Barbados	397	212	218	2	131	—	960
Canada	—	—	1	1	2,349	—	2,351
Chile	—	—	—	—	—	979	979
Papua New Guinea	—	—	—	—	127	10	137
Saudi Arabia	—	—	—	—	—	330	330
Tanzania	—	—	—	—	—	1,199	1,199
United Kingdom	—	—	—	—	—	117	117
Others	2	2	1	38	2	9	54
	$399	$214	$220	$41	$2,609	$2,698	$6,181
1Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2022.

The non-capital tax losses include $5,165 million of losses which are not recognized in deferred tax assets. Of these, $399 million expire in 2023, $213 million expire in 2024, $221 million expire in 2025, $41 million expire in 2026, $2,482 million expire in 2027 or later, and $1,809 million have no expiry date.

Recognition of Deferred Tax Assets
We recognize deferred tax assets taking into account the effects of local tax law. Deferred tax assets are fully recognized when we conclude that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors considered are:
•Historic and expected future levels of taxable income;
•Tax plans that affect whether tax assets can be realized; and
•The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future income are mainly affected by: market gold, copper and silver prices; forecasted future costs and expenses to produce gold and copper; quantities of proven and probable gold and copper reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the recognition of deferred tax assets to reflect our latest assessment of the amount of deferred tax assets that is probable will be realized.

BARRICK YEAR-END 2022	158	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Deferred Tax Assets Not Recognized

	As at December 31, 2022	As at December 31, 2021
Argentina	$154	$118
Australia	306	302
Barbados	53	27
Canada	954	966
Chile	1,084	1,059
Côte d'Ivoire	6	6
Mali	9	11
Peru	65	79
Saudi Arabia	65	71
Tanzania	109	105
United Kingdom	22	36
United States	15	—
Others	4	3
	$2,846	$2,783
Deferred tax assets not recognized relate to: non-capital loss carry forwards of $1,168 million (2021: $1,048 million), capital loss carry forwards with no expiry date of $262 million (2021: $321 million), and other deductible temporary differences with no expiry date of $1,416 million (2021: $1,414 million).

Source of Changes in Deferred Tax Balances
For the years ended December 31	2022	2021
Temporary differences
Property, plant and equipment	$80	($181)
Environmental rehabilitation	(56)	(97)
Tax loss carry forwards	(23)	(127)
AMT and other tax credits	(10)	(3)
Inventory	27	48
Other	18	32
	$36	($328)
Intraperiod allocation to:
Income before income taxes	$41	($345)
Income tax payable	(2)	(2)
Other comprehensive (income) loss	(5)	19
Other	2	—
	$36	($328)

Income Tax Related Contingent Liabilities
	2022	2021
At January 1	$257	$266
Additions based on uncertain tax positions related to prior years	1	19
Additions based on uncertain tax positions related to the current year	7	—
Reductions for tax positions of prior years	(45)	(28)
Reclassifications[1]	(160)	—
At December 31[2]	$60	$257
1Following the full implementation of the Framework Agreement in Tanzania, the agreed payment obligations are shown in current and long-term income tax payables.
2If reversed, the total amount of $60 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.

Tax Years Still Under Examination
Argentina	2010-2011, 2015-2022
Australia	2017-2022
Canada	2015-2022
Chile	2015-2022
Côte d'Ivoire	2020-2022
Democratic Republic of Congo	2021-2022
Dominican Republic	2015-2022
Mali	2017-2022
Papua New Guinea	2006-2022
Peru	2016-2022
Saudi Arabia	2019-2022
Tanzania	2018-2022
United States	2022
Zambia	2018-2022

31 ■ Capital Stock

Authorized Capital Stock
Our authorized capital stock is composed of an unlimited number of common shares (issued 1,755,349,661 common shares as at December 31, 2022). Our common shares have no par value.

Dividends
In 2022, we declared and paid dividends in US dollars totaling $1,143 million (2021: $634 million).
The Company’s dividend reinvestment plan resulted in $5 million (2021: $5 million) reinvested into the Company.

Return of Capital
At the Annual and Special Meeting on May 4, 2021, shareholders approved a $750 million return of capital distribution. This distribution was derived from a portion of the proceeds from the divestiture of Kalgoorlie Consolidated Gold Mines in November 2019 and from other dispositions made by Barrick and its affiliates in line with our strategy of focusing on our core assets. The total return of capital distribution was paid in three equal tranches of $250 million on June 15, 2021, September 15, 2021 and December 15, 2021.

Share Buyback Program
At the February 15, 2022 meeting, the Board of Directors authorized a share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the following 12 months. In 2022, Barrick purchased 24.25 million common shares for a total of $424 million before the program was terminated. At the February 14, 2023 meeting, the Board of Directors authorized a new share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months.
The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company’s financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.
The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company’s discretion.

BARRICK YEAR-END 2022	159	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
32 ■ Non-Controlling Interests

a) Non-Controlling Interests (“NCI”) Continuity
	Nevada Gold Mines	Pueblo Viejo	Tanzania Mines[1]	Loulo-Gounkoto	Tongon	Reko Diq	Other	Total
NCI in subsidiary at December 31, 2022	38.5%	40%	16%	20%	10.3%	50%	Various
At January 1, 2021	$5,978	$1,193	$263	$933	$39	$—	($37)	$8,369
Share of income	980	174	35	71	6	—	—	1,266
Cash contributed	—	—	—	—	—	—	12	12
Increase in non-controlling interest[2]	(49)	—	—	—	—	—	(37)	(86)
Disbursements	(848)	(178)	—	(51)	(16)	—	(18)	(1,111)
At December 31, 2021	$6,061	$1,189	$298	$953	$29	$—	($80)	$8,450
Acquisitions[2]	—	—	—	—	—	329	—	329
Share of income (loss)	633	96	35	(179)	—	—	—	585
Disbursements	(626)	(157)	(12)	(35)	(16)	—	—	(846)
At December 31, 2022	$6,068	$1,128	$321	$739	$13	$329	($80)	$8,518
1Tanzania mines consist of the two operating mines (North Mara and Bulyanhulu) and Buzwagi which transitioned into closure early in the third quarter of 2021.
2Refer to note 4 for further details.

b) Summarized Financial Information on Subsidiaries with Material Non-Controlling Interests
Summarized Balance Sheets

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines[1]		Loulo-Gounkoto		Tongon
	As at December 31, 2022	As at December 31, 2021	As at December 31, 2022	As at December 31, 2021	As at December 31, 2022	As at December 31, 2021	As at December 31, 2022	As at December 31, 2021	As at December 31, 2022	As at December 31, 2021
Current assets	$2,408	$3,351	$485	$394	$437	$637	$928	$444	$158	$205
Non-current assets	13,863	13,750	5,003	4,724	1,917	1,798	3,602	4,712	165	192
Total assets	$16,271	$17,101	$5,488	$5,118	$2,354	$2,435	$4,530	$5,156	$323	$397
Current liabilities	586	561	889	633	800	926	189	141	170	76
Non-current liabilities	1,135	1,244	1,421	1,249	422	526	560	575	46	59
Total liabilities	$1,721	$1,805	$2,310	$1,882	$1,222	$1,452	$749	$716	$216	$135
Summarized Statements of Income

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines[1]		Loulo-Gounkoto		Tongon
For the years ended December 31	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenue	$5,573	$6,135	$1,303	$1,514	$1,032	$993	$1,236	$1,249	$356	$368
Income (loss) from continuing operations after tax	3,018	2,246	170	361	210	284	(912)	322	(4)	52
Other comprehensive income	1	9	—	—	—	—	—	—	—	—
Total comprehensive income (loss)	$3,019	$2,255	$170	$361	$210	$284	($912)	$322	($4)	$52
Dividends paid to NCI[2]	$626	$848	$60	$48	$3	$—	$35	$51	$13	$20

Summarized Statements of Cash Flows

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines[1]		Loulo-Gounkoto		Tongon
For the years ended December 31	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Net cash provided by operating activities	$2,693	$3,035	$524	$541	$275	$373	$459	$605	$75	$61
Net cash used in investing activities	(1,103)	(962)	(599)	(522)	(253)	(178)	(322)	(297)	(32)	(17)
Net cash provided by (used in) financing activities	(1,631)	(2,208)	67	(101)	(222)	(100)	(176)	(254)	(76)	(143)
Net increase (decrease) in cash and cash equivalents	($41)	($135)	($8)	($82)	($200)	$95	($39)	$54	($33)	($99)
1Tanzania mines consist of the two operating mines (North Mara and Bulyanhulu) and Buzwagi which transitioned into closure early in the third quarter of 2021.
2Includes partner distributions.

BARRICK YEAR-END 2022	160	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

33 ■ Related Party Transactions

The Company’s related parties include its subsidiaries, joint operations, joint ventures and key management personnel. During its normal course of operations, the Company enters into transactions with its related parties for goods and services. Transactions between the Company and its subsidiaries and joint operations, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. There were no other material related party transactions reported in the year.

Remuneration of Key Management Personnel
Key management personnel include the members of the Board of Directors and the executive leadership team. Compensation for key management personnel (including Directors) was as follows:

For the years ended December 31	2022	2021
Salaries and short-term employee benefits[1]	$33	$36
Post-employment benefits[2]	4	6
Share-based payments and other[3]	31	25
	$68	$67
1 Includes annual salary and annual short-term incentives/other bonuses earned in the year.
2 Represents Company contributions to retirement savings plans.
3 Relates to DSU, RSU, and PGSU grants and other compensation.

34 ■ Stock-Based Compensation

a)    Restricted Share Units (RSUs) and Deferred Share Units (DSUs)
Compensation expense for RSUs was a $23 million charge to earnings in 2022 (2021: $31 million) and is presented as a component of general and administrative expenses and cost of sales, consistent with the classification of other elements of compensation expense for those employees who had RSUs.
Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2022, the weighted average remaining contractual life of RSUs was 0.80 years (2021: 0.75 years).

DSU and RSU Activity (Number of Units in Thousands)

	DSUs	Fair value	RSUs	Fair value
At January 1, 2021	561	$12.8	2,623	$38.6
Settled for cash	—	—	(1,435)	(36.2)
Granted	117	2.2	1,300	26.4
Credits for dividends	—	—	30	0.6
Change in value	—	(2.4)	—	1.6
At December 31, 2021	678	$12.6	2,518	$31.0
Settled for cash	—	—	(1,656)	(29.2)
Granted	159	2.9	1,406	24.2
Credits for dividends	—	—	69	1.3
Change in value	—	(1.1)	—	(1.0)
At December 31, 2022	837	$14.4	2,337	$26.3
b)    Performance Granted Share Units (PGSUs)
In 2014, Barrick launched a PGSU plan. Under this plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. At December 31, 2022, 3,117 thousand units had been granted at a fair value of $38 million (2021: 2,873 thousand units at a fair value of $43 million).

BARRICK YEAR-END 2022	161	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
35 ■ Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Litigation and Claims
In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Proposed Canadian Securities Class Actions (Pascua-Lama)
Proposed securities class actions have been commenced against the Company and four of its former senior executives (Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver) in Ontario and Quebec. The proceedings pertain to the Company’s public disclosures concerning the Pascua-Lama Project. In the Ontario litigation, the Plaintiffs have alleged that Barrick made false and misleading statements to the investing public during the period from approximately July 2011 to October 2013 relating to capital cost and schedule estimates for Pascua-Lama, environmental compliance matters in Chile, as well as alleged internal control failures and certain accounting-related matters.
The claim for damages is stated to be more than $3 billion. In the Quebec litigation, the Plaintiff has alleged that Barrick made misrepresentations during the period from approximately April 2011 to October 2013 concerning environmental compliance matters in Chile. An unspecified amount of damages is being sought.
In both Ontario and Quebec, the proposed representative Plaintiffs brought motions seeking: (i) leave of the Court to proceed with statutory secondary market misrepresentation claims pursuant to provincial securities legislation; and (ii) orders certifying the actions as class actions, and therefore allowing the proposed representative Plaintiffs to pursue statutory secondary market misrepresentation claims and other claims on behalf of the proposed classes.
In the Quebec proceeding, the Superior Court of Quebec denied both motions in March 2020. The proposed representative Plaintiff appealed to the Quebec Court of Appeal, which rendered its decision on December 19, 2022. The Court of Appeal allowed the appeal in part. It granted leave to proceed as against the Company, Mr. Sokalsky and Mr. Al-Joundi in respect of a statutory secondary market claim pertaining to a statement concerning the water management system in Chile made by the Company in its Management’s Discussion and Analysis for the second quarter of 2012. The Court also granted class certification in respect of that claim. The Court denied the remainder of the appeal. As a result, as matters currently stand, the proposed representative Plaintiff can pursue a single statutory secondary market misrepresentation claim on behalf of a putative class of shareholders who acquired Barrick shares during the period from July 26, 2012 to
October 31, 2013. He cannot pursue any of the other statutory secondary market misrepresentation claims he had purported to assert, and can only pursue his claims pursuant to the primary market provisions of the Quebec Securities Act and the Civil Code of Quebec on an individual basis rather than on behalf of other shareholders. Barrick is considering whether to seek leave to appeal from the decision of the Quebec Court of Appeal to the Supreme Court of Canada.
In the Ontario proceeding, the motion for leave to proceed with statutory secondary market misrepresentation claims was originally heard in July 2019. In October 2019, the Ontario Superior Court of Justice dismissed all of those claims except for one. The Court granted leave to proceed as against Barrick, Mr. Sokalsky and Mr. Al-Joundi in respect of a claim pertaining to the same statement in Barrick’s Management’s Discussion and Analysis for the second quarter of 2012 as is referred to above. The Plaintiffs appealed to the Court of Appeal for Ontario. In February 2021, the Court of Appeal allowed the proposed representative plaintiffs’ appeal in part. The Court of Appeal set aside the Superior Court’s decision dismissing statutory secondary market misrepresentation claims pertaining to the Company’s capital cost and scheduling estimates as well as to certain accounting and financial reporting issues, and remitted to the Ontario Superior Court the issue of whether leave to proceed should be granted in respect of those claims. The Court of Appeal upheld the Superior Court’s decision dismissing statutory secondary market misrepresentation claims pertaining to certain environmental matters in Chile.
On March 22, 2022, the Ontario Superior Court of Justice rendered its decision concerning the Plaintiffs’ motion for leave to proceed with statutory secondary market misrepresentation claims pertaining to Barrick’s capital cost and schedule estimates for the Pascua-Lama project and various accounting and financial reporting matters. In its decision, the Court denied leave to proceed in respect of all but two of those claims. The Court solicited additional submissions from the parties before deciding whether to grant leave to proceed in respect of the two remaining claims. On July 18, 2022, the Court rendered a supplemental decision granting the Plaintiffs leave to proceed with the two claims in question as against Barrick, Mr. Regent and Mr. Sokalsky.
The Company filed a motion with the Ontario Divisional Court for leave to appeal from the decision granting the Plaintiffs leave to proceed with those two claims. That motion was dismissed on November 29, 2022. The Plaintiffs have appealed to the Court of Appeal for Ontario from the decision of the Superior Court to deny leave to proceed in respect of their other statutory secondary market claims.
The motion for class certification in Ontario has not yet been heard. The Ontario Superior Court has indicated that it does not intend to hear that motion until after the Plaintiffs’ motion for leave to proceed has been fully determined.
The Company intends to vigorously defend the proposed Canadian securities class actions. No amounts have been recorded for any potential liability arising from any of the proposed class actions, as the Company cannot reasonably predict the outcome in either Ontario or Quebec.

BARRICK YEAR-END 2022	162	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Pascua-Lama – SMA Regulatory Sanctions
In May 2013, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Project, received a Resolution (the “Original Resolution”) from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) that requires CMN to complete the water management system for the Project in accordance with the Project’s environmental permit before resuming construction activities in Chile. The Original Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the Project’s Chilean environmental approval, including a series of reporting requirements and instances of non-compliance related to the Project’s water management system. CMN paid the administrative fine in May 2013.
In June 2013, CMN began engineering studies to review the Project’s water management system in accordance with the Original Resolution. The studies were suspended in the second half of 2015 as a result of CMN’s decision to file a temporary and partial closure plan for the Project. The review of the Project’s water management system may require a new environmental approval and the construction of additional water management facilities.
In June 2013, a group of local farmers and indigenous communities challenged the Original Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile, claimed that the fine was inadequate and requested more severe sanctions against CMN including the revocation of the Project’s environmental permit. The SMA presented its defense of the Original Resolution in July 2013. On August 2, 2013, CMN joined as a party to this proceeding and vigorously defended the Original Resolution. On March 3, 2014, the Environmental Court annulled the Original Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision (the “Environmental Court Decision”). In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculated the amount of the fine to be paid by CMN using a different methodology and addressed certain other errors it identified in the Original Resolution. The Environmental Court did not annul the portion of the Original Resolution that required CMN to halt construction on the Chilean side of the Project until the water management system is completed in accordance with the Project’s environmental permit. On December 30, 2014, the Chilean Supreme Court declined to consider CMN’s appeal of the Environmental Court Decision on procedural grounds. As a result of the Supreme Court’s ruling, on April 22, 2015, the SMA reopened the administrative proceeding against CMN in accordance with the Environmental Court Decision.
On April 22, 2015, CMN was notified that the SMA had initiated a new administrative proceeding for alleged deviations from certain requirements of the Project’s environmental approval, including with respect to the Project’s environmental impact and a series of monitoring requirements. In May 2015, CMN submitted a compliance program to address certain of the allegations and presented its defense to the remainder of the alleged deviations. The SMA rejected CMN’s proposed compliance program on June 24, 2015, and denied CMN’s administrative appeal of that decision on July 31, 2015. On December 30, 2016, the
Environmental Court rejected CMN’s appeal and CMN declined to challenge this decision.
On June 8, 2016, the SMA consolidated the two administrative proceedings against CMN into a single proceeding encompassing both the reconsideration of the Original Resolution in accordance with the decision of the Environmental Court and the alleged deviations from the Project’s environmental approval notified by the SMA in April 2015.
On January 17, 2018, CMN received the revised resolution (the “Revised Resolution”) from the SMA, in which the environmental regulator reduced the original administrative fine from approximately $16 million to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the Project in addition to certain monitoring activities. The Revised Resolution does not revoke the Project’s environmental approval. CMN filed an appeal of the Revised Resolution on February 3, 2018 with the First Environmental Court of Antofagasta (the “Antofagasta Environmental Court”).
On October 12, 2018, the Antofagasta Environmental Court issued an administrative ruling ordering review of the significant sanctions ordered by the SMA. CMN was not a party to this process. In its ruling, the Antofagasta Environmental Court rejected four of the five closure orders contained in the Revised Resolution and remanded the related environmental infringements back to the SMA for further consideration. A new resolution from the SMA with respect to the sanctions for these four infringements could include a range of potential sanctions, including additional fines, as provided in the Chilean legislation. The Antofagasta Environmental Court upheld the SMA’s decision to order the closure of the Chilean side of the Project for the fifth infringement.
Following the issuance of the Revised Resolution, the Company reversed the estimated amount previously recorded for any additional proposed administrative fines in this matter. In addition, the Company reclassified Pascua-Lama’s proven and probable gold reserves as measured and indicated resources and recorded a pre-tax impairment of $429 million in the fourth quarter of 2017. No additional amounts have been recorded for any potential liability arising from the Antofagasta Environmental Court’s October 12, 2018 ruling and subsequent review by the SMA, as the Company cannot reasonably predict any potential losses and the SMA has not issued any additional proposed administrative fines.
On March 14, 2019, the Chilean Supreme Court annulled the October 12, 2018 administrative decision of the Antofagasta Environmental Court on procedural grounds and remanded the case back to the Environmental Court for review by a different panel of judges.  The Chilean Supreme Court did not review the merits of the Revised Resolution, which remains in effect.
On September 17, 2020, the Antofagasta Environmental Court issued a ruling in which it upheld the closure order and sanctions imposed on CMN by the SMA in the Revised Resolution from January 2018. As part of its ruling, the Environmental Court also ordered the SMA to reevaluate certain environmental infringements contained in the Revised Resolution which may result in the imposition of additional fines against CMN. The Company confirmed that it will not appeal the Environmental Court’s decision, and the Chilean side of the Pascua-Lama project will be transitioned to closure in accordance with that ruling.

BARRICK YEAR-END 2022	163	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
On October 6, 2020, a group of local farmers challenged the Environmental Court’s decision. The challenge, which was brought before the Chilean Supreme Court, claimed that the fines imposed by the SMA were inadequate and seeks to require the SMA to issue additional and more severe sanctions against CMN. On July 12, 2022, the Chilean Supreme Court rejected that appeal and as a result, the SMA will now determine the appropriate administrative fine to be imposed on CMN with respect to two environmental infringements in accordance with the Environmental Court's decision.
No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the amount of the additional administrative fine to be imposed by the SMA.

Veladero – Operational Incidents and Associated Proceedings
Minera Andina del Sol SRL (formerly, Minera Argentina Gold SRL) (“MAS”), the joint venture company that operates the Veladero mine, is the subject of various regulatory proceedings related to operational incidents at the Veladero Valley Leach Facility (“VLF”) occurring in March 2017 (the “March 2017 incident”), September 2016 (the “September 2016 incident”) and September 2015 (the “September 2015 incident”), and involving the San Juan Provincial mining authority, the Argentine federal government, and certain residents of Jachal, Argentina. Regulatory authorities were notified following the occurrence of each of these incidents, and remediation and/or monitoring activities were undertaken as appropriate. Although the September 2015 incident resulted in the release of cyanide-bearing process solution into a nearby waterway, environmental monitoring conducted by MAS and an independent third party has demonstrated that the incident posed no risk to human health at downstream communities. Monitoring and inspection following the September 2016 incident and remediation and inspection following the March 2017 incidents confirmed that those incidents did not result in any long-term environmental impacts.

Regulatory Proceedings and Actions
San Juan Provincial Regulatory Proceedings
On October 9, 2015, the San Juan Provincial mining authority initiated an administrative sanction process against MAS for alleged violations of the Mining Code relating to the September 2015 incident. MAS was formally notified of the imposition of an administrative fine in connection with the incident on March 15, 2016. MAS sought reconsideration of certain aspects of the decision but paid the administrative fine of approximately $10 million (at the then-applicable Argentine peso to U.S. dollar exchange rate) while the request for reconsideration was pending. After the San Juan government rejected MAS’ administrative appeal of this decision, on September 5, 2017, the Company commenced a legal action to continue challenging certain aspects of the decision before the San Juan courts, which is ongoing.
MAS is also the subject of a consolidated provincial regulatory proceeding related to the September 2016 incident and the March 2017 incident. MAS received notice of a resolution on December 27, 2017, from the San Juan Provincial mining authority requiring payment of an administrative fine of approximately $5.6 million (calculated at the prevailing exchange rate on December 31, 2017) for both the September 2016 incident and the March 2017 incident. On January 23, 2018, in accordance with local requirements, MAS paid the administrative fine and filed a request for reconsideration and an appeal with the San Juan Provincial mining authority. MAS was notified in March 2018 that the San Juan Provincial mining authority had rejected the request for reconsideration of the administrative fine. The pending appeal will be heard and decided by the Governor of San Juan.

Provincial Amparo Action
Following the March 2017 incident, an “amparo” protection action (the “Provincial Amparo Action”) was filed against MAS in the Jachal First Instance Court, San Juan Province (the “Jachal Court”) by individuals who claimed to be living in Jachal, San Juan Province, Argentina, seeking the cessation of all activities at the Veladero mine or, alternatively, a suspension of the mine’s leaching process. On March 30, 2017, the Jachal Court rejected the request for an injunction to cease all activities at the Veladero mine, but ordered, among other things, the suspension of the leaching process. The Jachal Court lifted the leaching process suspension in June 2017. The Jachal Court tried to join this proceeding with the Federal Amparo Action (as defined below), triggering a jurisdictional dispute. On December 26, 2019, the Argentine Supreme Court ruled on the jurisdictional dispute in favor of the Federal Court in connection with the Federal Amparo Action described below, meaning that the Jachal Court has retained jurisdiction over the Provincial Amparo Action and the two amparo actions were not effectively joined. The Provincial Amparo Action case file has not yet been remitted to the Jachal Court by the Supreme Court (see “Federal Amparo Action” below).

Federal Amparo Action
On April 4, 2017, the National Minister of Environment of Argentina filed an amparo protection action in the Federal Court in connection with the March 2017 incident (the “Federal Amparo Action”) seeking an order requiring the cessation and/or suspension of activities at the Veladero mine. MAS submitted extensive information to the Federal Court about the incident, the then-existing administrative and provincial judicial suspensions, the remedial actions taken by the Company and the lifting of the suspension orders described in the Provincial Amparo Action above, and challenged the jurisdiction of the Federal Court as well as the standing of the National Minister of Environment and requested that the matter be remanded to the Jachal Court. The Province of San Juan also challenged the jurisdiction of the Federal Court in this matter. On December 26, 2019, the Argentine Supreme Court ruled on the jurisdictional dispute in favor of the Federal Court. The Company was notified on October 1, 2020, that the National Ministry of the Environment had petitioned the Federal Court to resume the proceedings following the Supreme Court’s decision that the Federal Court is competent to hear the case. The Federal Court ordered the resumption of the proceedings on February 19, 2021.
On October 12, 2022, MAS received notice of the Federal Amparo Action. MAS submitted its response on October 27, 2022. The matter remains pending before the Federal Court.

BARRICK YEAR-END 2022	164	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Civil Action
On December 15, 2016, MAS was served notice of a civil action filed before the San Juan Provincial Court by certain persons allegedly living in Jachal, San Juan Province, claiming to be affected by the Veladero mine and, in particular, the VLF. The plaintiffs requested a court order that MAS cease leaching metals with cyanide solutions, mercury and other similar substances at the mine and replace that process with one that is free of hazardous substances, implement a closure and remediation plan for the VLF and surrounding areas, and create a committee to monitor this process. These claims were supplemented by new allegations that the risk of environmental damage had increased as a result of the March 2017 incident. MAS replied to the lawsuit in February 2017 and it also responded to the supplemental claim and intends to continue defending this matter vigorously.

Criminal Matters
Federal Criminal Matters
A federal criminal investigation was initiated by a Buenos Aires federal court (the “Federal Court”) based on the alleged failure of certain current and former federal and provincial government officials and individual directors of MAS to prevent the September 2015 incident (the “Federal Investigation”). On May 5, 2016, the National Supreme Court of Argentina limited the scope of the Federal Investigation to the potential criminal liability of the federal officials, ruling that the Federal Court does not have jurisdiction to investigate the solution release.
On April 11, 2018, the federal judge indicted three former federal officials, alleging breach of duty in connection with their actions and omissions related to the failure to maintain adequate environmental controls during 2015 and the case was sent to trial. The proceeding poses no risk of conviction or liability for any of the directors of MAS.

Glacier Investigation
On October 17, 2016, a separate criminal investigation was initiated by the federal judge overseeing the Federal Investigation based on the alleged failure of federal officials to regulate the Veladero mine under Argentina’s glacier legislation (the “Glacier Investigation”) with regard to the September 2015 incident. On June 16, 2017, MAS submitted a motion to challenge the federal judge’s decision to assign the Glacier Investigation to himself, and to request that it be admitted as a party in order to present evidence supporting MAS. On September 14, 2017, the Federal Court of Appeals ordered the federal judge to consolidate the two investigations and clarified that MAS is not a party to the case and therefore does not have standing to seek the recusal of the federal judge, but nonetheless recognized MAS’ right to continue to participate in the case (without clarifying the scope of those rights).
On November 27, 2017, the federal judge indicted four former federal officials, alleging abuse of authority in connection with their actions and omissions related to the enforcement of Argentina’s glacier legislation. The Court of Appeals confirmed the indictments and on August 6, 2018, the case was assigned to a federal trial judge.
In total, six former federal officials were indicted under the Federal Investigation and the Glacier Investigation and will face trial. In 2019, one of the former federal officials, who was indicted on separate charges under both investigations, passed away and charges against him were dropped.
Due to the Argentine response to Covid-19 and a procedural challenge by one of the former federal officials, the oral arguments originally scheduled for April and May 2020 in this matter have been postponed and have not yet been rescheduled.

Veladero – Tax Assessment and Criminal Charges
On December 26, 2017, MAS received notice of a tax assessment (the “Tax Assessment”) for 2010 and 2011, amounting to ARS 543 million (approximately $3.1 million at the prevailing exchange rate at December 31, 2022), plus interest and fines. The Tax Assessment primarily claims that certain deductions made by MAS were not properly characterized, including that (i) the interest and foreign exchange on loans borrowed between 2002 and 2006 to fund Veladero’s construction should have been classified as equity contributions, and (ii) fees paid for intercompany services were not for services related to the operation of the Veladero mine.
On June 21, 2018, the Argentinean Federal Tax Authority (“AFIP”) confirmed the Tax Assessment, which MAS appealed to the Federal Tax Court on July 31, 2018. A hearing for the appeal has not yet been scheduled.
The Company filed Mutual Agreement Procedure applications in Canada on December 21, 2018, and in Argentina on March 29, 2019, pursuant to the Canada-Argentina Income Tax Convention Act (the “Canada-Argentina Tax Treaty”) to escalate resolution of the Tax Assessment to the competent authority (as defined in the Canada-Argentina Tax Treaty) in an effort to seek efficient resolution of the matter.
In November 2018, MAS received notice that AFIP filed criminal charges against current and former employees serving on its board of directors when the 2010 and 2011 tax returns were filed (the “Criminal Tax Case”).
Hearings for the Criminal Tax Case were held between March 25 and March 27, 2019. The defendants filed a motion to dismiss based on the statute of limitations, which was granted in part and appealed by the prosecution.
On June 2, 2021, the trial court issued a decision dismissing the Criminal Tax Case against the directors. AFIP appealed and on September 24, 2021, the Mendoza Federal Court of Appeals partially reversed the trial court’s decision, ruling that there was insufficient evidence to either indict the directors or dismiss the case against them, and ordering additional investigation by the trial court. The Criminal Tax Case was remanded to the trial court in accordance with the decision of the Mendoza Federal Court of Appeals, and the trial court has ordered additional evidence to be prepared by the court-appointed expert.
On February 4, 2022, the Argentine Minister of Economy, the competent authority in this matter, issued a decision denying the application of the Canada-Argentina Tax Treaty to the Tax Assessment. MAS appealed this decision on February 18, 2022.
Separately, on April 12, 2022, the trial court issued a ruling dismissing the criminal charges against the MAS directors in the Criminal Tax Case. AFIP appealed this ruling to the Court of Appeals. On November 7, 2022, the Court of Appeals affirmed the dismissal of the charges. AFIP challenged this decision before the Court of Cassation, Argentina’s highest federal criminal court below the National Supreme Court, which granted leave to appeal

BARRICK YEAR-END 2022	165	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
on December 29, 2022. The matter is currently pending before the Court of Cassation.
MAS’s July 2018 appeal of the Tax Assessment remains pending before the Federal Tax Court.
The Company believes that the Tax Assessment and the Criminal Tax Case are without merit and intends to defend the proceedings vigorously.

Perilla Complaint
In 2009, Barrick Gold Inc. and Placer Dome Inc. were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac (the “Court”), on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. Placer Dome Inc., which was acquired by the Company in 2006, had been a minority indirect shareholder of the Marcopper mine. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs' motion to admit an amended complaint and also filed an opposition to the plaintiffs' motion to admit on the same basis. By Order dated November 9, 2011, the Court granted a motion to suspend the proceedings filed by the plaintiffs. To date, neither the plaintiffs nor the Company have advised the Court of an intention to resume the proceedings and the matter has been inactive since November 2011. The Company intends to defend the action vigorously. No amounts have been recorded for any potential liability under this complaint, as the Company cannot reasonably predict the outcome.

Writ of Kalikasan
In April 2010, the Supreme Court in the Republic of the Philippines adopted new Rules of Procedure for Environmental Cases (the “Environmental Rules”). The Environmental Rules purport to create a new special civil action or remedy called a “Writ of Kalikasan” available to persons whose constitutional right to a balanced and healthful ecology is violated, or threatened with violation. The remedies available under this procedure are in the nature of injunctive orders preventing continued harm to the environment and orders for rehabilitation or remediation of the environment. Damages are not an available remedy under this procedure.
On February 25, 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines by Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy against Placer Dome Inc. (“Placer Dome”) and the Company (the “Petition”). The Petition was subsequently transferred to the Court of Appeals.
The Petition alleges that Placer Dome violated the Petitioners' constitutional right to a balanced and healthful ecology as a result of, amongst other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam breach, the 1996 Boac river tailings spill and the failure of
Marcopper Mining Corporation (“Marcopper”) to properly decommission the Marcopper mine. Placer Dome was a minority indirect shareholder of Marcopper at all relevant times. The Petitioners have pleaded that Barrick is liable for the alleged actions and omissions of Placer Dome and are seeking orders requiring Barrick to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts.
On April 4, 2011, the Company filed its Return Ad Cautelam (or defence pleading) seeking the dismissal of the Petition with prejudice. Barrick also filed extensive affidavit evidence as required by the Environmental Rules. Placer Dome adopted the Company’s defence as its own.
All appearances by the Company or Placer Dome in the Supreme Court and the Court of Appeals in this matter have been by way of special and limited appearance and without submitting themselves to the jurisdiction of either Court.
The Company filed a motion in March 2011 challenging the constitutionality of the Environmental Rules and the jurisdiction of the Court. On October 18, 2019, the Court of Appeals decided the motion and rejected the Company’s constitutional objections. The Court also held that it has jurisdiction based on a “tentative” determination that the Company was doing business in the Philippines made exclusively on the basis of unproved allegations made by the Petitioners in the Petition, which “tentative” determination expressly does not foreclose the possibility of a contrary finding on the basis of evidence at a later date.
In November 2011, the case was suspended to permit the parties to explore the possibility of a settlement. Settlement discussions ended unsuccessfully in early 2014, but the proceedings were not re-activated until March 2019 when the Court of Appeals granted the Petitioners’ motion and lifted the order suspending the proceedings.
In December 2019, depositions of all of the Company’s witnesses were conducted. Petitioners’ counsel did not appear at these depositions or conduct any cross-examination of the Company’s witnesses. These transcripts now form part of the evidence in the Court record for the merits hearing and the Petitioners have foregone the opportunity to cross-examine the Company’s witnesses.
Since fall 2019, the Petitioners have taken numerous steps to attempt to file additional evidence and to seek to expand the case beyond the scope of the matters pleaded in the Petition, including to alleged maintenance and structural integrity issues of Marcopper mine infrastructure.
On October 27, 2020, the Province of Marinduque (the “Province”) filed a Motion for Leave to Intervene and a Petition-in-Intervention (the “Intervention Motion”). On January 21, 2021, the Court of Appeals granted the Province’s Intervention Motion and admitted the Province’s Petition-in-Intervention. In the Petition-in-Intervention, the Province seeks to expand the scope of relief sought within the Writ of Kalikasan proceeding to include claims seeking rehabilitation and remediation of alleged maintenance and structural integrity issues of Marcopper mine infrastructure. On June 24, 2021, the Company filed an urgent motion asking the Court of Appeals to clarify whether its granting leave to the Province to intervene in the Petition expands the scope of issues being litigated in the proceeding. This motion is pending and has not yet been decided by the Court.

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On June 25, 2021, the Company filed a Return Ad Cautelam in response to the Province’s Petition-in-Intervention.
On November 2, 2021, the Company filed a Motion to Strike and Reply in respect of the Province’s Petition-in-Intervention. In the Motion to Strike and Reply, the Company seeks to strike those portions of the Petition-in-Intervention that seek to expand the issues or seek novel and additional relief for alleged wrongdoing that is not pleaded in the Petitioners’ Writ of Kalikasan proceeding. This motion is pending and has not yet been decided by the Court.
On February 17, 2021, the Province filed a Motion to Implead asking the Court of Appeals to add Marcopper as a respondent. On June 14, 2021, the Court of Appeals denied the Province’s Motion to add Marcopper as a respondent. On July 2, 2021, the Province of Marinduque filed a Motion for Reconsideration of the June 14, 2021 decision. This motion is pending and has not yet been decided by the Court.
On December 2, 2020, the trial commenced and the trial resumed on January 27, 2021 and again on July 6, 2021, with the Petitioners calling a total of three witnesses over all three trial dates in addition to the two Petitioners (whose affidavits were accepted into evidence on agreement without the requirement to attend in person).
On July 26, 2021, the Petitioners filed their Formal Offer of Evidence, which formally concludes the Petitioners’ evidence portion of the trial. On October 27, 2021, the Company filed its Comments and Opposition to the Petitioners’ Formal Offer of Evidence dated July 26, 2021. The Court has not yet resolved the outstanding issues concerning the Petitioners’ Formal Offer of Evidence.
No further trial dates have been set for the Company’s evidence portion of the trial or for the hearing of the Province’s Petition-in-Intervention.
On June 30, 2022 the Company filed a Motion with the Court seeking court-ordered mediation between the Company and the Province. On October 26, 2022 the Court granted the Motion. Court-annexed mediation attendances took place on November 18, 2022 and January 11, 2023 and a tentative further attendance is scheduled for February 22, 2023. The Court granted an initial 60 day suspension of the proceedings to allow for the mediation and the parties have filed a joint motion to extend the initial 60 day suspension of proceedings for a further 60 days to March 18, 2023.
No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome. The Company intends to continue to defend the action vigorously.

Reko Diq Arbitration
In November 2011, Tethyan Copper Company Pty Limited (“TCC”), a joint venture company through which the Company and Antofagasta plc (“Antofagasta”) each held a 37.5% interest in the Reko Diq project in Pakistan—filed a request for international arbitration against the Government of Pakistan (“GOP”) with the International Centre for Settlement of Investment Disputes (“ICSID”) and against the Government of Balochistan (“GOB”) with the International Chamber of Commerce (“ICC”). In the ICSID arbitration, TCC asserted breaches of the Bilateral Investment Treaty (“BIT”) between Australia (where TCC is incorporated) and Pakistan while in the ICC arbitration,
TCC asserted breaches of TCC’s joint venture agreement with the GOB. Both arbitrations arose out of the unlawful denial of TCC’s application for a mining lease.
In July 2019, the ICSID tribunal found that Pakistan had breached the BIT and awarded $5.84 billion in damages to TCC (the “ICSID Award”). Damages included compensation of $4.087 billion in relation to the fair market value of the Reko Diq project at the time the mining lease was denied, and interest until the date of the ICSID Award of $1.753 billion. Compound interest was to continue to apply at a rate of US Prime +1% per annum until the ICSID Award was paid. That same month, the ICC Tribunal issued a partial award, in which it held that certain findings made by the ICSID Tribunal should have preclusive effect in the ICC proceedings (the “ICC Partial Award”).
Pakistan initiated two different proceedings seeking to annul and revise the ICSID Award, respectively. Meanwhile, TCC initiated proceedings in Washington D.C., the British Virgin Islands, Australia, and elsewhere seeking to enforce the ICSID Award. GOB likewise brought a challenge before the United Kingdom High Court seeking to set aside the ICC Partial Award.
While these various proceedings progressed, the Company engaged with the GOP and the GOB to discuss a mutually acceptable framework agreement for the potential development of the Reko Diq project. On March 20, 2022, the Company executed an Umbrella Agreement with Antofagasta plc and the two Governments, pursuant to which, if the conditions to closing were satisfied, the project would be reconstituted with Barrick as the operator and with Antofagasta exiting the project.
Pursuant to the Umbrella Agreement, a Temporary Standstill Agreement was to be executed once certain conditions related to an escrow account in favor of Antofagasta in the amount of $900 million were satisfied. These conditions were satisfied, and the Temporary Standstill Agreement went into effect on April 5, 2022 and all legal and arbitral proceedings initiated by the parties in relation to the Reko Diq dispute were suspended while the parties worked toward executing definitive agreements.
On December 15, 2022, the parties completed the transaction and executed all definitive agreements allowing for the reconstitution of the Reko Diq project. The reconstituted project is held 50% by Barrick and 50% by Pakistani stakeholders, comprising a 10% free-carried, non-contributing share held by the GOB, an additional 15% held by a special purpose company owned by the GOB, and 25% owned by other federal state-owned enterprises. The agreements concluded by the parties included a Comprehensive Resolution Agreement in which Barrick, Antofagasta, TCC, GOP, and GOB, waived and released all claims against each other, including with regard to the ICSID Award and the ICC Partial Award. Pursuant to that agreement, TCC, GOP, and GOB subsequently took steps to terminate all pending legal and arbitration proceedings, including TCC’s actions to enforce the ICSID Award, GOP’s applications to annul and revise the ICSID Award, and GOB’s application to set aside the ICC Partial Award.

Porgera Special Mining Lease
Porgera's Special Mining Lease (“SML”) terminated on August 16, 2019. The Company applied for a 20-year extension of the SML in June 2017 and has been engaging with the Government of Papua New Guinea on this matter since then. On August 2, 2019, the National Court of Papua

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New Guinea ruled that the provisions of the country’s 1992 Mining Act applied to the Porgera gold mine, thus allowing it to continue operating while the application to extend its SML was being considered.
On April 25, 2020, the Porgera gold mine was put on care and maintenance, after Barrick Niugini Limited (“BNL”), the 95% owner and operator of the Porgera joint venture, received a communication from the Government of Papua New Guinea that its application for the 20-year extension of the SML had been refused. While the Company believed the Government’s decision not to extend the SML was tantamount to nationalization without due process and in violation of the Government’s legal obligations to BNL, it nevertheless engaged in discussions with Prime Minister Marape and his Government to agree on a revised arrangement under which the Porgera mine could be reopened, for the benefit of all stakeholders involved.
On April 9, 2021, BNL signed a binding Framework Agreement with the Independent State of Papua New Guinea (“PNG”) and Kumul Minerals Holdings Limited (“Kumul Minerals”), a state-owned mining company, setting out the terms and conditions for the reopening of the Porgera mine. On February 3, 2022, the Framework Agreement was replaced by the more detailed Porgera Project Commencement Agreement (the “Commencement Agreement”). The Commencement Agreement was signed by PNG, Kumul Minerals, BNL and its affiliate Porgera (Jersey) Limited on October 15, 2021, and it became effective on February 3, 2022, following signature by Mineral Resources Enga Limited (“MRE”), the holder of the remaining 5% of the original Porgera joint venture. The Commencement Agreement reflects the commercial terms previously agreed to under the Framework Agreement, namely that PNG stakeholders will receive a 51% equity stake in the Porgera mine, with the remaining 49% to be held by BNL or an affiliate. BNL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group. Accordingly, following the implementation of the Commencement Agreement, Barrick’s current 47.5% interest in the Porgera mine is expected to be reduced to a 24.5% interest as reflected in Barrick’s reserve and resource estimates for Porgera. BNL will retain operatorship of the mine. The Commencement Agreement also provides that PNG stakeholders and BNL and its affiliates will share the economic benefits derived from the reopened Porgera mine on a 53% and 47% basis over the remaining life of mine, respectively, and that the Government of PNG will retain the option to acquire BNL’s or its affiliate’s 49% equity participation at fair market value after 10 years.
On April 21, 2022, the PNG National Parliament passed legislation to provide, among other things, certain agreed tax exemptions and tax stability for the new Porgera joint venture. This legislation was certified on May 30, 2022, and will come into effect following a public notice process under PNG law.
On September 13, 2022, the Shareholders’ Agreement for the new Porgera joint venture company was executed by Porgera (Jersey) Limited, which is an affiliate of BNL, the state-owned Kumul Minerals (Porgera) Limited and MRE (a previous version of the Shareholders’ Agreement had been signed by the BNL and Kumul parties in April 2022 but was not signed by MRE and therefore did not take effect). The new Porgera joint venture company was incorporated on September 22, 2022, and this entity will next apply for a new SML, the receipt of which is a condition of the reopening of the Porgera mine under the Commencement Agreement.
The provisions of the Commencement Agreement will be fully implemented, and work to recommence full mine operations at Porgera will begin, following the execution of the remaining definitive agreements and satisfaction of a number of conditions. These include an Operatorship Agreement pursuant to which BNL will operate the Porgera mine, as well as a Mine Development Contract to accompany the new SML that the new Porgera joint venture company will apply for. Under the terms of the Commencement Agreement, BNL will remain in possession of the site and maintain the mine on care and maintenance.
In the meantime, under standstill arrangements contemplated by the Commencement Agreement, all legal and arbitral proceedings previously initiated by the parties in relation to the Porgera dispute are to be suspended. These proceedings include Judicial Review actions filed by BNL against the Government of Papua New Guinea in April and September 2020, and international arbitration initiated by Barrick (PD) Australia Pty Limited, the Company’s subsidiary and an investor in the Porgera mine, before the World Bank’s ICSID in September 2020. Notwithstanding these arrangements, the PNG courts have ordered some of the proceedings subject to the standstill to return to court for hearing. One such proceeding, a Special Reference brought by the PNG Attorney General to challenge an earlier procedural ruling in BNL’s favor, was heard by the Supreme Court on December 14, 2022. On January 16, 2023, the Supreme Court held that the Special Reference was an abuse of process (as contended by BNL) and declined to answer the questions it posed. Other proceedings subject to the standstill are listed or in the process of being listed for hearing in the coming months.
In December 2021, a group of local landowners known as the Justice Foundation for Porgera initiated a proceeding in the PNG Supreme Court in which they seek a declaration that as customary landowners they own and can mine the minerals situated on their customary lands, including at the Porgera mine, and that certain provisions of the Mining Act and related provisions of the PNG Constitution are invalid. On July 7, 2022, the PNG Supreme Court dismissed the proceeding on technical grounds. The landowners subsequently filed an application challenging the dismissal of the proceedings, which was also dismissed by the Supreme Court on October 25, 2022. BNL had intervened in this matter to protect its rights.
On February 10, 2022, the Company was informed that certain directors of a shareholder of MRE have sought standing to challenge the validity of MRE’s signature of the Commencement Agreement and this matter has been referred to mediation to which BNL is not a party.

Porgera Tax Audits
In April 2020, BNL received a position paper from the Internal Revenue Commission ("IRC") in Papua New Guinea asserting various proposed adjustments and other tax liabilities amounting to $131 million (not including penalties, based on the kina foreign exchange rate as at December 31, 2022) arising from tax audits of BNL conducted for 2006 through 2015. BNL responded to the position paper on June 30, 2020. On October 2, 2020, BNL received amended assessments from the IRC which increased the amount of proposed adjustments and other

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taxes to $484 million (including penalties, based on the kina foreign exchange rate as at December 31, 2022). The Company has reviewed the amended assessments and concluded that there is no merit to the IRC’s tax audit adjustments, except for certain immaterial items for which a provision had already been made. BNL filed objections to the amended assessments on November 30, 2020 in accordance with the Papua New Guinea Income Tax Act, and the Company remains in discussions with the IRC with respect to this matter.
To date, the IRC has not reached a determination on the amended tax assessments. The resolution of BNL’s objections to the IRC’s amended tax assessments is a condition to the reopening of the Porgera mine under the Commencement Agreement.
The Company filed Mutual Agreement Procedure applications in Canada and Papua New Guinea on September 30, 2022, pursuant to the Canada-Papua New Guinea Income Tax Convention Act (the “Canada-PNG Tax Treaty”) to escalate resolution of certain elements of the amended tax assessments to the competent authority (as defined in the Canada-PNG Tax Treaty) in an effort to seek resolution of this matter.
The Company intends to defend its position vigorously and has not recorded any additional estimated amounts for the potential liability arising from the amended assessments as the Company cannot reasonably predict the outcome.

Tanzania – Concentrate Export Ban and Related Disputes
On March 3, 2017, the Government of Tanzania (“GoT”) announced a general ban on the export of metallic mineral concentrates (the "Ban") following a directive made by the President to promote the creation of a domestic smelting industry. Following the directive, Acacia Mining plc (“Acacia”) ceased all exports of its gold/copper concentrate (“concentrate”) including containers previously approved for export prior to the Ban located at the port in Dar es Salaam.
During the second quarter of 2017, the GoT initiated investigations which resulted in allegations of historical undeclared revenue and unpaid taxes by Acacia and its predecessor companies. Acacia subsequently received adjusted assessments for the tax years 2000-2017 from the Tanzania Revenue Authority for a total amount of approximately $190 billion for alleged unpaid taxes, interest and penalties. In addition, following the end of the third quarter of 2017, Acacia was served with notices of conflicting adjusted corporate income tax and withholding tax assessments for tax years 2005 to 2011 with respect to Acacia’s former Tulawaka joint venture, and demands for payment, for a total amount of approximately $3 billion. Acacia disputed these assessments through arbitration and the Tanzanian tax appeals process, respectively.
In addition to the Ban, new and amended legislation was passed in Tanzania in early July 2017, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. In January 2018, new Mining Regulations were announced by the GoT introducing, among other things, local content requirements, export regulations and mineral rights regulations.
On October 19, 2017, Barrick announced that it had agreed with the GoT on a proposed framework for a new partnership between Acacia and the GoT. Key terms of the proposed framework announced by Barrick and the GoT included (i) the creation of a new Tanzanian company to provide management services to Acacia’s Bulyanhulu, Buzwagi and North Mara mines and all future operations in the country with key officers located in Tanzania and Tanzanian representation on the board of directors; (ii) maximization of local employment of Tanzanians and procurement of goods and services within Tanzania; (iii) economic benefits from Bulyanhulu, Buzwagi and North Mara to be shared on a 50/50 basis, with the GoT’s share delivered in the form of royalties, taxes and a 16% free carry interest in Acacia’s Tanzanian operations; and (iv) in support of the working group’s ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the GoT, staged over time, on terms to be settled by the working group. Barrick and the GoT also reviewed the conditions for the lifting of the Ban.
Following an investigation conducted by the Mining Commission on July 30 and 31, 2019, the North Mara mine received a letter from the Mining Commission (the “Inspection Findings Letter”) stating that it believes that certain provisions of the Mining Regulations, 2010 were violated and directing the North Mara mine to submit a feasibility study report and current mine plan for its approval by August 16, 2019. The Inspection Findings Letter also authorized the resumption of gold exports from North Mara subject to its adherence to the export procedure.
On July 19, 2019, the Acacia Transaction Committee Directors and Barrick published a firm offer announcement pursuant to Rule 2.7 of the City Code on Takeovers and Mergers (“Rule 2.7 Announcement”) announcing that they had reached agreement on the terms of a recommended final offer by Barrick for the ordinary share capital of Acacia that Barrick did not already own, with the belief that the recommended final offer would enable Barrick to finalize the terms of a full, final and comprehensive settlement of all of Acacia’s existing disputes with the GoT. To facilitate this and in anticipation of the Rule 2.7 Announcement, on July 17, 2019, Acacia announced that Bulyanhulu Gold Mine Limited and Pangea Minerals Limited would immediately seek a stay of their international arbitration proceedings with the GoT.
On September 17, 2019, Barrick completed the acquisition of all of the shares of Acacia that the Company did not already own pursuant to a court-ordered scheme of arrangement (the “Scheme”). Acacia ceased trading on the London Stock Exchange and became a wholly-owned subsidiary of Barrick called Barrick TZ Limited.
On October 20, 2019, Barrick announced that it had reached an agreement (the “Framework Agreement”) with the GoT to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick.  The final agreements were submitted to the Tanzanian Attorney General for review and legalization and the Framework Agreement became effective as of January 1, 2020.
The terms of the Framework Agreement are consistent with those previously announced, including the payment of $300 million to settle all outstanding tax and other disputes (the “Settlement Payment”); the lifting of the concentrate export ban; the sharing of future economic benefits from the mines on a 50/50 basis; and a dispute

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resolution mechanism that provides for binding international arbitration. The 50/50 division of economic benefits will be maintained through an annual true-up mechanism, which will not account for the Settlement Payment.
Under the Framework Agreement, the Settlement Payment is required to be paid in installments, with an initial payment of $100 million which was paid to the GoT following the resumption of mineral concentrate exports. Five subsequent annual payments of $40 million each are to be made, starting on the first anniversary of the fulfillment of all conditions of the Framework Agreement, subject to certain cash flow conditions.
On January 24, 2020, Barrick announced that the Company had ratified the creation of Twiga (“Twiga”) at a signing ceremony with the President of Tanzania, formalizing the establishment of a joint venture between Barrick and the GoT and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. The GoT received a free carried shareholding of 16% in each of the Tanzania mines (Bulyanhulu, Buzwagi and North Mara), a 16% interest in the shareholder loans owed by the operating companies and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga, after the recoupment of capital investments. Twiga will provide management services to the mines.
In October 2020, Twiga paid a maiden interim cash dividend of $250 million, of which $40 million was paid to the GoT.
In March 2022, the Company made a further payment of $40 million, bringing the total amount paid toward the Settlement Amount to date to $140 million.
Barrick and the GoT have satisfied their respective obligations under the Framework Agreement and are now working towards fulfilling their post-completion commitments.

Tanzanian Revenue Authority Assessments
The Tanzanian Revenue Authority (“TRA”) issued a number of tax assessments to Acacia related to past taxation years from 2002 onwards. Acacia believed that the majority of these assessments were incorrect and filed objections and appeals accordingly in an attempt to resolve these matters by means of discussions with the TRA or through the Tanzanian appeals process. Overall, it was Acacia’s assessment that the relevant assessments and claims by the TRA were without merit.
The claims include an assessment issued to Acacia in the amount of $41.3 million for withholding tax on certain historic offshore dividend payments paid by Acacia (then African Barrick Gold plc) to its shareholders from 2010 to 2013. Acacia appealed this assessment on the substantive grounds that, as an English incorporated company, it was not resident in Tanzania for taxation purposes. In August 2020, the Tanzanian Court of Appeal found African Barrick Gold plc (now called Barrick TZ Limited) to be tax resident in Tanzania upholding an earlier decision from the Tanzania Revenue Authority, and that as a result, withholding tax was payable on the dividends of $41.3 million, plus accrued interest, previously declared and paid between 2010 to 2013, inclusive. During October 2020, Barrick TZ Limited filed a motion for the Court of Appeal to review this decision with written submissions following in December 2020. No date has been set for the Court of Appeal to review its decision.
Further TRA assessments were issued to Acacia in January 2016 in the amount of $500.7 million, based on an allegation that Acacia was resident in Tanzania for corporate and dividend withholding tax purposes. The corporate tax assessments were levied on certain of Acacia’s net profits before tax. Acacia appealed these assessments at the TRA Board level.
In addition, the TRA issued adjusted tax assessments totaling approximately $190 billion for alleged unpaid taxes, interest and penalties, apparently issued in respect of alleged and disputed under-declared export revenues as described under “Tanzania - Concentrate Export Ban and Related Disputes” above.
On October 20, 2019, Barrick announced that it had reached a Framework Agreement with the GoT to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick effective as of January 1, 2020. For details on the terms of the Framework Agreement, see “Tanzania - Concentrate Export Ban and Related Disputes” above.
All of the tax disputes with the TRA were considered resolved as part of the Framework Agreement with the GoT. In furtherance of this settlement, compromise and release agreements were executed by the parties to each of the tax disputes. These agreements were filed and adopted by the relevant courts in Tanzania for the full and final settlement of the tax disputes.
In light of the resolution of all pending disputes, in October 2022 Barrick took steps to formally withdraw from the international arbitration, which had been initiated by the former Acacia in 2017, and bring those proceedings to an end. The arbitration proceedings were formally terminated on November 29, 2022.

North Mara – Ontario Litigation
On November 23, 2022, an action was commenced against the Company in the Ontario Superior Court of Justice in respect of alleged security-related incidents in the vicinity of the North Mara Mine in Tanzania. The named plaintiffs purport to have been injured, or to be the dependents of individuals who were allegedly killed, by members of the Tanzanian Police Force. The Statement of Claim asserts that Barrick Gold Corporation is legally responsible for the actions of the Tanzanian Police Force, and that the Company is liable for an unspecified amount of damages. The Company believes that the allegations are without merit, including because the Tanzanian Police Force is a sovereign police force that operates under its own chain of command. The Company intends to defend its interests vigorously and is currently considering its options and next steps in the litigation.
No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.

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Zaldívar Chilean Tax Assessment
On August 28, 2019, Barrick's Chilean subsidiary that holds the Company's interest in the Zaldívar mine, Compañía Minera Zaldívar Limitada ("CMZ"), received notice of a tax assessment from the Chilean Internal Revenue Service ("Chilean IRS") amounting to approximately $1 billion in outstanding taxes, including interest and penalties (the "2015 Tax Assessment"). The 2015 Tax Assessment primarily claims that CMZ improperly claimed a deduction relating to a loss on an intercompany transaction prior to recognizing and offsetting a capital gain on the sale of a 50% interest by CMZ in the Zaldívar mine to Antofagasta in 2015. CMZ filed an administrative appeal with the Chilean IRS on October 14, 2019. Following initial meetings with CMZ, the Chilean IRS agreed on certain aspects with CMZ’s position and reduced the Assessment to $678 million (including interest and penalties as at December 31, 2021) which was mainly referring to the deduction related to the intercompany transaction mentioned above. CMZ continued discussions with the Chilean IRS prior to the authority’s final decision.
On March 17, 2020, CMZ filed a claim against the Chilean IRS at the Tax Court of Coquimbo (the “Tax Court”) to nullify the 2015 Tax Assessment. The Chilean IRS filed their response to CMZ’s claim on April 13, 2020.
In April 2020, the Chilean IRS initiated an audit of CMZ for 2016 relating to the same claims included in the 2015 Tax Assessment. This audit resulted in a new tax assessment against CMZ (the “2016 Tax Assessment”). On September 9, 2020, CMZ filed a claim at the Tax Court to nullify the 2016 Tax Assessment and the Chilean IRS filed its response on October 7, 2020.
On September 29, 2020, the Tax Court approved CMZ's request to consolidate its challenges to the 2015 and 2016 Tax Assessments (collectively, the “Zaldívar Tax Assessments”) in a single proceeding.
On December 30, 2022, the Tax Court issued its decision, dismissing CMZ’s claims and upholding the Zaldívar Tax Assessments as issued by the Chilean IRS. Accordingly, as of December 31, 2022, CMZ’s exposure, including applicable interest and penalties, amounts to approximately $824 million. On January 20, 2023, CMZ filed an appeal against the Tax Court’s decision, which will be heard by the Court of Appeals of La Serena.
The Company continues to believe that the Zaldívar Tax Assessments are without merit and intends to continue to vigorously defend its position.
No amounts have been recorded for any potential liability arising from the Zaldívar Tax Assessments as the Company cannot reasonably predict the outcome.

Kibali Customs Dispute
At the end of January and in early February 2022, Kibali Goldmines SA, which owns and operates the Kibali gold mine in the Democratic Republic of Congo, received fifteen claims from the Direction Générale des Douanes et Accises (“Customs Authority”) concerning customs duties. The Customs Authority claims that incorrect import duty tariffs have been applied to the importation of certain consumables and equipment for the Kibali gold mine. In addition, they claim that the exemption available to Kibali Goldmines SA, which was granted in relation to the original mining lease, no longer applies. Finally, the Customs Authority claims that a service fee paid on the exportation of gold was paid to the wrong government body. The claims, including substantial penalties and interest, total $339 million.
The Company has examined the Customs Authority claims and, except for certain immaterial items for which a provision has already been made, the Company has concluded that they are without merit, as they seek to challenge established customs practices which have been accepted by the Customs Authority for many years and, where relevant, are in line with ministerial instruction letters.
The Company is engaged in discussions with the Customs Authority and Ministry of Finance regarding the customs claims. A formal reassessment notice has not yet been issued by the Customs Authority with respect to these claims.
The Company will vigorously defend its position that the Customs Authority claims are unfounded, and no additional amounts have been recorded for any potential liability arising from these claims as the Company cannot reasonably predict the outcome.

Zaldívar Water Claims
On March 30, 2022, the State Defense Council ("CDE"), an entity that represents the interests of the Chilean state, filed a lawsuit in the Environmental Court of Antofagasta against Compañía Minera Zaldívar SpA (“CMZ SpA”), the joint venture company that operates the Zaldívar mine, and two other companies with mining operations that utilize water from a shared aquifer (Minera Escondida Ltda. and Albermarle Ltda.). The CDE claims that the extraction of groundwater by these companies since 2005 has caused environmental damage to the surrounding area. The CDE’s lawsuit seeks to require the companies to conduct a series of studies and undertake certain actions to protect and repair the alleged environmental damage in the area, and also to cease extracting water from the aquifer.
CMZ SpA presented its defense on June 15, 2022. On July 26, 2022, the Court issued an order governing the evidentiary stage of the trial. Following an agreed suspension from July through November 2022, the proceeding resumed. On January 30, 2023, a conciliation hearing was held to address a potential settlement proposal by Albermarle Ltda. As of that hearing date, the proceedings have been stayed for a further 60-day period to allow settlement discussions to continue among the parties. If a definitive settlement is not reached within the stay period, the court is expected to schedule an evidentiary hearing and the case will proceed against the remaining parties.
The Company intends to continue to vigorously defend its position. No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome.

BARRICK YEAR-END 2022	171	NOTES TO FINANCIAL STATEMENTS